                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITES                            / /
 ACT OF 1933

Pre-effective Amendment No.                                           / /
Post-Effective Amendment No. 42                                       /x/


                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENTENT                        / /
 COMPANY ACT OF 1940

Amendment No. 25                                                      /x/

                        (Check appropriate box or boxes)


                             AMWAY MUTUAL FUND, INC.

               (Exact Name of Registrant as Specified in Charter)
2905 Lucerne Dr SE, Grand Rapids, Michigan                 49546-7116

(Address of Principal Executive Office)                    (Zip Code)

       Registrant's Telephone Number, including Area Code: (616) 787-6288
                   James J. Rosloniec, President and Treasurer
                             Amway Mutual Fund, Inc.
                             7575 Fulton Street East
                            Ada, Michigan 49355-7150

                     (Name and Address of Agent for Service)
Registrant has registered an indefinite number of shares under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940. The Rule 24f-2 Notice for Registrant's year ending December 31, 1996 will be filed by February 28, 1997.

It is proposed that this filing will become effective (check appropriate box)

/ /  immediately upon filing pursuant to paragraph (b)
/x/  on March 21, 1997 pursuant to paragraph (b)
/ /  60 days after filing pursuant to paragraph (a) (1)
/ /  on (date) pursuant to paragraph (a) (1)
/ /  75 days after filing pursuant to paragraph (a) (2)

/ /  on (date) pursuant to paragraph (a) (2) of Rule 485

If appropriate, check the following box:

/ / this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

                             AMWAY MUTUAL FUND, INC.
                              CROSS REFERENCE SHEET

                                     PART A


   Item   Caption in Prospectus                                   Page No.
   ----   ---------------------                                   --------
     1    Front Page                                                 1
     2    Fee Expense Table                                          2
     3    Financial Highlights                                       3
     4    The Fund                                                   3
          The Fund's Investment Policy                               4
     5    Management of the Fund                                     4
     6    Description of Common Stock                                9
          Stockholder Inquiries                                     10
          Dividend and Capital Gain Distributions to Shareholders    9
          Tax Consequences                                           9
     7    Purchase of Shares                                         6
          Determination of Net Asset Value and Offering Price of     8
            the Fund's Shares
     8    How Shares are Redeemed                                    8
     9    Not Applicable                                            --

                                     PART B

   Item   Caption in Statement of Additional Information         Page No.
   ----   ----------------------------------------------         --------
    10    Cover Page                                                 1
    11    Contents                                                  16
    12    Not Applicable                                            --
    13    Objectives, Policies and Restrictions on Fund's
            Investments                                              3
    14    Officers and Directors of the Fund                         5
    15    Principal Shareholders                                     5
    16    Investment Adviser                                         6
            Transfer Agent                                           9
          Dividend Disbursing Agent                                  9
          Custodian                                                  9
          Auditors                                                   9

                             AMWAY MUTUAL FUND, INC.
                              CROSS REFERENCE SHEET

                               PART B (Continued)


   Item   Caption in Statement of Additional Information         Page No.
   ----   ----------------------------------------------         --------
    17    Portfolio Transactions and Brokerages                      4
    18    Voting Rights of Common Shareholders                       9
    19    Purchase of Shares                                         9
          Determination of Net Asset Value and Offering Price of
            the Fund's Shares                                       10
          How Shares are Redeemed                                   11
          Reinvestment Privilege                                    11
          Money Market Fund Exchange Privilege                      12
    20    Federal Income Tax                                        13
    21    Distribution of Shares                                     8
    22    Investment Performance Information                        14
    23    Reports to Stockholders and Annual Audit                  15

                             AMWAY MUTUAL FUND, INC.
                                    FORM N-1A

                                     PART A

                      Information Required in a Prospectus

AMWAY MUTUAL FUND, INC.
7575 Fulton Street East
Ada, Michigan, 49355-7150
(616) 787-6288
(800) 346-2670

Contents                                                          Page
Fee Expense Table                                                    2
Financial Highlights                                                 3
The Fund                                                             3
The Fund's Investment Policy                                         4
Management of the Fund                                               4
Purchase of Shares                                                   6
How Shares are Redeemed                                              6
Exchange Privilege                                                   8
Determination of Net Asset Value and
  Offering Price of the Fund's Shares                                8
Retirement Plans                                                     9
Description of Common Stock                                          9
Dividend and Capital Gain Distributions
  to Shareholders                                                    9
Tax Consequences                                                     9
Shareholder Inquiries                                               10
Investment Performance Information                                  10

                             AMWAY MUTUAL FUND LOGO

                                   PROSPECTUS
 The primary investment objective of the Fund is capital appreciation through the ownership of common stock of companies in various industries which offer growth potential. Income, while a factor in portfolio selection, is secondary to the Fund's principal objective.

 This Prospectus sets forth information regarding the Fund that a prospective investor should know prior to investing. Investors are advised to carefully read and retain this Prospectus for future reference. Additional information about the Fund has been filed with the United States Securities and Exchange Commission. Such information may be examined by any person at the Securities and Exchange Commission in Washington, D.C. or may be obtained from the Commission upon payment of the prescribed fee. Prospective investors may request, without charge, the Statement of Additional Information, dated March 21, 1997, by writing or telephoning the Fund as indicated above. The Statement of Additional Information is incorporated into this Prospectus by reference.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is March 21, 1997.

                             AMWAY MUTUAL FUND, INC.
                                FEE EXPENSE TABLE

Shareholder Transaction Expenses
     Maximum Sales Charge Imposed on Purchases                        3.00%
     (as a percentage of offering price)

     Maximum Sales Charge Imposed on Reinvested                        None
     Dividends (as a percentage of offering price)

     Deferred Sales Charge (as a percentage of                         None
     original purchase price or redemption proceeds, as applicable)

     Redemption Fees (as a percentage of amount                        None
     redeemed, if applicable)

     Exchange Fee                                                      None

Annual Fund Operating Expenses
     (as a percentage of average net assets)

     Management Fees                                                   .55%

     12b-1 Fees                                                        None

     Other Expenses                                                    .45%
                                                                     ------

     Total Fund Operating Expenses                                    1.00%
                                                                     ------

Example*
                                         1 year    3 years   5 years   10 years
An investor would pay the following
  expenses on a $1,000 investment,
  assuming  (1) 5% annual return and
  (2) redemption at the end of each
  time period:                            $40        $63       $88       $159

*This example should not be considered a representation of past or future expenses and actual expenses may be greater or lesser than those shown.

  The purpose of the fee table is to provide an investor with an understanding of the various costs and expenses incurred by all shareholder accounts that an investor will bear directly or indirectly. The sales charge imposed reflects the sales charge which is discussed under "Determination of Net Asset Value and Offering Price of the Fund's Shares" found on page 8 of this Prospectus. Annual Fund operating expenses are based upon total expenses incurred by the Fund for the year ended December 31, 1996 including the Fund's portfolio accounting service expenses in the amount of $2,500 per month ($30,000 annually) which was paid through the use of directed brokerage commissions. The example, as required by the Securities and Exchange Commission, assumes a 5% annual return in determining the total expenses paid on an investment. Therefore, future expenses may be greater or lesser than those shown in the example. Expenses include only those expenses incurred by all shareholder accounts and not those expenses incurred for specific shareholder purposes such as bank fees for wire transfers under $5,000 which is currently $15 (see "How Shares Are Redeemed"),
Individual Retirement Accounts, or Profit-Sharing Trusts.

                             AMWAY MUTUAL FUND, INC.
                              FINANCIAL HIGHLIGHTS

 The table below shows financial information for Amway Mutual Fund, Inc. expressed in terms of one share outstanding throughout the period. The information in the tables is covered by the report of the Fund's independent auditors. The report is contained in the Fund's Registration Statement available from the Fund. The financial statements are contained in the Fund's 1996 Annual Report to Shareholders along with additional information about the performance of the Fund which may be obtained by writing or calling the Fund.

(Selected data for each share of capital stock outstanding throughout each period.)


                                                                         Year ended December 31,
                                     1996      1995*    1994      1993       1992     1991      1990      1989      1988       1987

Net Asset Value,
  beginning of period                $7.43     $6.88    $7.71     $7.57     $8.11     $6.82     $7.26     $6.49     $7.87     $7.82
  Income from investment
     operations:
  Net investment income                .10       .10      .03       .02       .02       .06       .08       .16       .16       .13
  Net gain (loss) on securities       1.59      1.98     (.49)      .78      .102       .65      (.01)     1.93       .36       .47
                                      ----      ----     -----      ---      ----       ---      -----     ----       ---       ---
Total from investment
  operations                          1.69      2.08     (.46)      .80      .122       .71      .072       .09       .52       .60
                                      ----      ----     -----      ---      ----       ---      -----     ----       ---       ---
Distributions:
  Dividends (from net
     investment income)                .09       .11      .03       .02       .02       .06       .08       .16       .15       .13
  Distributions (from
     capital gains)                   1.41      1.42      .34       .64       .64      1.36       .43      1.16      1.75       .42
                                      ----      ----      ---       ---       ---      ----       ---      ----      ----       ---
Total distributions                   1.50      1.53      .37       .66       .66      1.42       .51      1.32      1.90       .55
                                      ----      ----      ---       ---       ---      ----       ---      ----      ----       ---

Net Asset Value,
  end of period                      $7.62     $7.43    $6.88     $7.71     $7.57     $8.11     $6.82     $7.26     $6.49     $7.87
                                     -----     -----    -----     -----     -----     -----     -----     -----     -----     -----
Total Return**                      23.18%    30.55%   (5.87%)   10.85%     1.77%    41.81%     1.01%    32.83%     6.89%     8.02%

Ratios/Supplemental Data
  Net assets, end of period
     (000's omitted)              $113,327   $77,248  $58,921   $61,741   $55,342   $53,238   $38,286   $39,029   $31,274   $32,765
  Ratio of expenses to
     average net assets***            1.0%      1.1%     1.1%      1.1%      1.1%      1.1%      1.2%      1.2%      1.3%      1.1%
  Ratio of net income to
     average net assets               1.2%      1.2%      .4%       .2%       .3%       .7%      1.1%      2.0%      1.9%      1.4%
  Portfolio turnover rate           100.4%    173.3%    78.1%     91.5%    136.5%    160.4%    171.1%     14.6%    135.5%     15.3%
  Average commission
     rate per share                 $.0600    $.0598   $.0597    $.0682    $.0691    $.0697    $.0708    $.0684    $.0672    $.0669


The Supplementary Information has been audited by BDO Seidman, the Independent Certified Public Accountants for the Fund.
  *Effective May 1, 1995, Ark Asset Management Co., Inc. entered into a Sub-Advisory Agreement with the Fund. Kemper Financial Services previously served as the Fund's Sub-Advisor.
 **Total return does not reflect the effect of the sales charge.
***The Fund's portfolio accounting services expense in the amount of $2,500 per month ($30,000 annual base fee) was paid through the use of directed brokerage commissions. The ratio includes fees paid with brokerage commissions for fiscal years ending after September 1, 1995.

                                    THE FUND

     Amway Mutual Fund, Inc. was incorporated February 13, 1970, under Delaware law by Amway Corporation. The Fund is an investment company which is classified as an "open-end," diversified management company. This is a means by which many persons can, by purchasing shares of the Fund, pool relatively small amounts for a more diversified managed investment in securities than would be possible for a single investor. As an "open-end" company, the Fund will redeem (buy back) its shares, upon the request of a shareholder, at the net asset value at the time of redemption (see "How Shares Are Redeemed"). As a fundamental policy, the Fund will not invest more than 25% of the value of its assets in any one industry.

                             AMWAY MUTUAL FUND, INC.

                          THE FUND'S INVESTMENT POLICY

 The primary investment objective of the Fund is capital appreciation. Income, while a factor in portfolio selection, is secondary to the Fund's principal objective. In pursuing this objective, it is the Fund's policy to invest a major portion of its assets in common stocks (or securities convertible into or with rights to purchase common stock) of companies believed by the Fund to offer good growth potential over both the intermediate and the long-term period. However, when current market or economic conditions make it seem advisable by the Fund to do so, for temporary defensive reasons, the Fund may invest all or any portion of its assets in other types of securities, including preferred stocks, high-grade debt securities, or obligations of the United States or of any State, or may hold its assets in cash.

 In view of the Fund's investment objective of capital appreciation, with income as a secondary objective, the Fund intends to purchase securities for long-term or short-term profits, as appropriate. Securities will be disposed of in situations where, in management's opinion, such potential is no longer feasible or the risk of decline in the market price is too great. Therefore, in order to achieve the Fund's objectives, the purchase and sale of securities will be made without regard to the length of time the security is to be held. Portfolio turnover rates for the years ended December 31, 1996, 1995, and 1994 were 100.4%, 173.3%, and 78.1%, respectively. The Fund's portfolio turnover rate increased during 1995 as a result of the restructuring of the Fund's portfolio by the new Sub-Advisor. A portfolio turnover rate greater than 100% may affect the brokerage costs payable by the Fund and may cause the Fund to have additional realized gains or losses which would be reportable for tax purposes.

 Although care is being exercised in the selection of securities for investment by the Fund, the Fund's investments are affected by market fluctuations and are subject to the risks common to all security investments. Therefore, there can be no certainty that the Fund's growth or income objective will be realized.

 The Fund's investment objective and policy as described above is fundamental and may not be changed without the approval of the lesser of (i) 67% or more of the shares present at a meeting at which the holders of more than 50% of the shares are present in person or represented by proxy, or (ii) more than 50% of the outstanding shares of the Fund.

                             MANAGEMENT OF THE FUND

 The business and affairs of the Fund are managed and under the direction of the Board of Directors. The Certificate of Incorporation for the Fund permits, subject to the approval of the Board of Directors, the Fund to enter into agreements with one or more persons to manage the assets of the corporation.
The Fund has entered into an Advisory and Service Contract ("Contract") with Amway Management Company (the "Investment Advisor"), 7575 Fulton Street East, Ada, Michigan 49355. Under the Contract, the Fund employs the Investment Advisor to furnish investment advice and manage on a regular basis the investment portfolio of the Fund, subject to the direction of the Board of Directors of the Fund, and to the provisions of the Fund's current Prospectus; to furnish for the use of the Fund, office space and all necessary office facilities, equipment and personnel for servicing the investments of the Fund, and (with certain specific exceptions) administering its affairs; and to pay the salaries and fees of all Officers and Directors of the Fund. Except when otherwise specifically directed by the Fund, the Investment Advisor will make investment decisions on behalf of the Fund and place all orders for the purchase and sale of portfolio securities for the Fund's account. The Investment Advisor shall be permitted to enter into an agreement with another advisory organization (sub-advisor), whereby the sub-advisor will provide all or part of the investment advice and services required to manage the Fund's investment portfolio as provided for in this agreement. Amway Management Company has served as Investment Advisor for the Fund since 1971. In return for its Investment Advisor services, the Fund pays the Investment Advisor quarterly, pursuant to the Contract, a fee amounting on an annual basis to approximately .55 of 1% of the average daily net asset value of the Fund.

                             AMWAY MUTUAL FUND, INC.

 The Investment Advisor has entered into a Sub-Advisory Agreement with Ark Asset Management Co., Inc. ("Sub-Advisor"), One New York Plaza, New York, NY 10004. Under the Sub-Advisory Agreement, the Advisor employs the Sub-Advisor to furnish investment advice and manage on a regular basis the investment portfolio of the Fund, subject to the direction of the Advisor, the Board of Directors of the Fund, and to the provisions of the Fund's current Prospectus. Except when otherwise specifically directed by the Fund or the Advisor, the Sub-Advisor will make investment decisions on behalf of the Fund and place all orders for the purchase or sale of portfolio securities for the Fund's account. The Sub-Advisor is engaged in the management of investment funds for institutional clients in excess of $23 billion. The Sub-Advisor and its affiliates provide investment advice and manage investment portfolios for other corporate, pension, profit-sharing and individual accounts. For services rendered, the Investment Advisor, not the Fund, will pay the Sub-Advisor a fee amounting on an annual basis to approximately .45 of 1% of the average daily net asset value of the Fund.

 C. Charles Hetzel, Vice Chairman of Ark Asset Management, Inc., is the head of the Growth at a Reasonable Price Group, which, since April 1995, has been responsible for management of the Fund's portfolio. He has served as the head of the Growth at a Reasonable Price Group since 1981. Mr. Hetzel has spent his entire career at Ark Asset Management, Inc. or a predecessor firm. He received a B.S. degree from the University of Utah and M.B.A. from the Columbia School of Business Administration.

 The Growth at a Reasonable Price Group determines overall investment strategy for equity portfolios managed by the Sub-Advisor. The Growth at a Reasonable Price Group, in addition to Mr. Hetzel, consists of Steven M. Steiner, John E. Bailey, William G. Steuernagel, and James G. Pontone. The portfolio managers work together as a team with the firm's research analysts. Equity analysts, through research, analysis and evaluation, work to develop investment ideas appropriate for these portfolios. These ideas are studied and debated by the Growth at a Reasonable Price Group and decisions regarding the portfolio are made by the Group. After investment decisions are made, equity traders execute the portfolios transactions through various broker-dealer firms.

 Amway Stock Transfer Co., 7575 Fulton Street East, Ada, Michigan 49355, performs the Transfer Agent function for the Fund and serves as the dividend disbursing agent.

 Jay Van Andel and Richard M. DeVos are controlling persons of the Investment Advisor and Transfer Agent, since they own, together with their spouses, substantially all of the outstanding securities of Amway Corporation, which in turn owns all the outstanding securities of each entity. Amway Corporation is a Michigan manufacturer and direct selling distributor of home care and personal care products.

The Fund's total expenses for the year ending December 31, 1996, as a percentage of the average net assets of the Fund was 1.0%.

                             AMWAY MUTUAL FUND, INC.

                               PURCHASE OF SHARES

 Pursuant to a Principal Underwriter Agreement, the Investment Advisor acts as exclusive agent for the sale of shares of the Fund. The minimum initial investment required to establish an account is $500. An additional investment in the minimum amount of $50 can be made in your account at any time. Investments are made at the offering price, which includes a sales charge (see "Determination of Net Asset Value and Offering Price of the Fund's Shares"), next determined after the Fund receives your purchase application and investment.

 You may open a new account with the Fund by completing the enclosed application, submitting your check made payable to Amway Management Company and mailing the required information to Amway Management Company, 7575 Fulton Street East, Ada, Michigan 49355-7150.

 You may make additional investments to existing accounts by mail, wire, or by the use of the pre-authorized check privilege. When making an additional investment by check, please tear-off the stub from your statement of account, or enclose a letter of instructions including your account number and your check made payable to Amway Management Company. Wire transfers would normally be used for large purchases. You may also arrange to make periodic investments through automatic deductions from your checking account by completing the appropriate form and providing the necessary documentation to establish this privilege. Please contact the Fund for additional information for utilizing either of these two options.

                             HOW SHARES ARE REDEEMED

 The Fund will redeem your shares upon receiving a proper request. There is no redemption charge by the Fund. However, if a shareholder uses the services of a broker-dealer for the repurchase, there may be a charge by the broker-dealer to the shareholder for such services. Shares can be redeemed by the mail, telephone or telegram, or through the automatic withdrawal plan as described below.

 When redeeming by mail, if no certificates have been issued, you need only send a written request for redemption to Amway Stock Transfer Co., the Transfer Agent, 7575 Fulton Street East, Ada, Michigan 49355-7150. This request must state the portion of your account to be redeemed, including your account number and the signature of each account owner, signed exactly as your name appears on the records of the Fund. If a certificate has been issued to you for the shares being redeemed, the certificate (endorsed or accompanied by a signed stock power) must accompany your redemption request, with your signature guaranteed without qualification by a national bank; a state bank; a member firm of a principal stock exchange or other entity described in accordance with Rule 17Ad-15 under the Securities Exchange Act of 1934. Additional documents may be required in the event of special circumstances (described below).
You can request the telephone or telegram exchange or redemption option by so indicating on your application. You may redeem shares under this option by calling the Fund at the number indicated on the front of this Prospectus on any business day before 4:00 p.m., Eastern Time. By establishing the telephone or telegram exchange or redemption option, you authorize the Transfer Agent to honor any telephone or telegram exchange or redemption request from any person representing themselves to be the investor. Procedures required by the Fund to ensure that a shareholder's requested telephone or telegram transaction is genuine include identification by the shareholder of the account by number, recording of the requested transaction and sending a written confirmation to shareholders reporting the requested transaction. The Fund is not responsible for unauthorized telephone or telegram exchanges or redemptions unless the Fund fails to follow these procedures. Shares must be owned for 15 days before redeeming by the telephone and telegram exchange and cannot be in certificate form unless the certificate is tendered with the request for redemption. Certificated shares cannot be redeemed by the telephone and telegram exchange. All redemption proceeds will be forwarded to the address or bank designated on the account application.

                             AMWAY MUTUAL FUND, INC.

 The Transfer Agent and the Fund have reserved the right to change, modify, or terminate the telephone or telegram exchange or redemption option at any time. Before this option is effective for a corporation, partnership, or other organizations, additional documents may be required. This option is not available for Profit-Sharing Trust and Individual Retirement Accounts. Additional documents may be required in the event of special circumstances (described below). The Fund and the Transfer Agent disclaim responsibility for verifying the authenticity of telephone and telegram exchange or redemption requests which are made in accordance with the procedures approved by shareholders.

 If the value of your account is $10,000 or more, you may arrange to receive automatic periodic cash payments. Please contact the Fund for more information.

 Redemption proceeds are normally paid in cash (check form) and mailed to the address of record within two or three business days after a proper request is received, but in no event later than seven days. A request that redemption proceeds be wired or mailed to your bank of record will be honored provided the bank account registration matches exactly the Fund account registration. Wire transfers will normally be used for large redemptions. Any bank charges charged the Fund for wire redemptions under $5,000 (currently $15) will be deducted from your redemption proceeds. This charge is subject to change without notice. Your bank may charge you for receiving wires. Your bank registration information should be provided on the account application if this option will be used.

 Before redeeming shares, in special circumstances, the Transfer Agent may request additional documents such as, but not limited to, a stock power, a trust instrument, a certificate of death, an appointment as personal representative, court orders, a divorce decree or property settlement, a certification of corporate authority, and a waiver of tax required in some states when settling estates. These procedures are for the protection of shareholders and to ensure proper payment. An inquiry as to the proper redemption requirements should be directed to the Transfer Agent if these circumstances are present.

 When redeeming shares from an Individual Retirement Account, you will be subject to withholding of Federal income tax, unless you elect not to have withholding apply. When redeeming shares from a Profit-Sharing Trust, you will generally be subject to withholding of Federal income tax. Therefore, you will be required to complete a Distribution Election Form prior to redemption from these accounts.

 The price at which shares will be redeemed by the Fund is the net asset value per share as next computed after a proper request is received. However, your right to redeem might be suspended or postponed for more than seven days if the New York Stock Exchange is closed, other than weekends or holiday closings, or trading on the Exchange is restricted or the Securities and Exchange Commission deems an emergency exists. The Fund will not mail redemption proceeds until checks (including certified or cashier's checks) received for the shares purchased have cleared. The amount you receive may be more or less than your cost, depending on the net asset value of the shares at the time of redemption and will result in an event reportable for tax purposes.

  Shareholders who have redeemed their shares have a one-time right to invest in shares of the Fund at the net asset value per share without payment of a sales charge. (If the sole purpose of the redemption is to invest the proceeds at the next determined net asset value in the Profit-Sharing Trust or Individual Retirement Account the right is unlimited.) Reinvestment must be made within ten days of the redemption and is limited to no more than the amount of the redemption proceeds.

                             AMWAY MUTUAL FUND, INC.

                      MONEY MARKET FUND EXCHANGE PRIVILEGE

 The Underwriter for Amway Mutual Fund, Inc. ("Fund") has arranged for shares of the three money market portfolios of Cash Equivalent Fund, an open-end money market mutual fund ("Money Market Fund") to be available in exchange for shares of the Fund for shareholders residing in the U.S. Also, clients of the Underwriter can exchange shares in the Money Market Fund for shares of the Fund. Shares of the Money Market Fund so acquired (including any reinvested dividends thereon) may be re-exchanged for shares of the Fund without sales charge. All other shares will be subject to the sales charge (see "Determination of Net Asset Value and Offering Price of the Fund's shares"). The Underwriter receives a maximum fee from Kemper Financial Services, Inc., the distributor and administrator for the Money Market Fund, of .38 of 1% per year of the average daily net asset value of shares of the Money Market and Government Securities Portfolios, and of .33 of 1% per year of the average daily net asset value of shares of Tax-Exempt Portfolio, acquired through this exchange privilege. This exchange privilege does not constitute an offering or recommendation by the Fund of the Money Market Fund. The Money Market Fund is separately managed.

 The above described Exchange Privilege may be exercised by sending written instruction to the Transfer Agent. See "How Shares Are Redeemed" for applicable signatures and signature guarantee requirements. Shareholders may authorize telephone or telegram exchanges or redemptions by making an election on your application. Procedures required by the Fund to ensure that a shareholder's requested telephone or telegram transaction is genuine include identification by the shareholder of the account by number, recording of the requested transaction and sending a written confirmation to shareholders reporting the requested transaction. The Fund is not responsible for unauthorized telephone or telegram exchanges unless the Fund fails to follow these procedures. Shares must be owned for 15 days before exchanging and cannot be in certificate form unless the certificate is tendered with the request for exchange. An exchange requires the purchase of shares of the particular portfolio of the Money Market Fund with a value of at least $1,000 to establish a new account or $100 to add to an existing account. Exchanges will be accepted only if the registration of the two accounts is identical. Exchange redemptions and purchases are effected on the basis of the net asset value next determined after receipt of the request in proper order by the Fund. In the case of exchanges into the Money Market Fund, dividends generally commence on the following business day. For federal and state income tax purposes, an exchange is treated as a sale and may result in a capital gain or loss, although if the shares exchanged have been held less than 91 days, the sales charge paid on such shares is not included in the tax basis of the exchanged shares, but is carried over and included in the tax basis of the shares acquired.

 A prospectus for the Money Market Fund which contains information concerning charges and expenses may be obtained from the Underwriter. A shareholder should read the prospectus carefully and consider differences in objectives and policies before making any exchange. The Fund or the Underwriter can change or discontinue this privilege, although shareholders generally would be given 60 days advance notice of any termination or material amendment of the Fund Exchange Privilege and shareholders who had exchanged into the Money Market Fund generally would be permitted to reacquire shares of the Fund without sales charge for at least 60 days after notice of termination of the Exchange Privilege with the Money Market Fund.

              DETERMINATION OF NET ASSET VALUE AND OFFERING PRICE
                              OF THE FUND'S SHARES

The net asset value of the Fund's shares is determined by dividing the total current value of the assets of the Fund, less its liabilities, by the number of shares outstanding at that time. This determination is made as of the close of business on the New York Stock Exchange, 4:00 P.M. Eastern time, on each business day on which that Exchange is open or on any other day in which there is a sufficient degree

                             AMWAY MUTUAL FUND, INC.

of trading in the Fund's portfolio, except no computation will be made on a day in which no order to purchase or redeem shares was received.

 In determining the current value of the Fund's assets, securities listed or admitted to trading on a national securities exchange are valued at their last reported sale price on the market where principally traded, before the time of valuation. If a security is traded only in the over-the-counter market or if no sales have been reported for a listed security on that day, it will be valued at the mean between the current closing bid and asked prices. Securities for which market quotations are not readily available, including any restricted securities, and other assets of the Fund are valued at fair market value as determined in good faith by the Fund's Board of Directors.

 The offering price is the net asset value per share at the next determined value after the order is placed, as determined above, plus a sales charge. Presently the maximum sales charge is 3% of the offering price or 3.09% of the amount invested.

 Sales charges do not apply to shares of the portfolio purchased (1) as a reinvestment of the dividend and capital gain distribution; (2) if you are a current or retired director, officer, employee or a spouse or minor child thereof for the Fund's Principal Underwriter, Advisor, or Sub-Advisor; or a director, officer or shareholder of Amway Corporation, the parent of the Advisor; or (3) if you are a current or former director, officer or a spouse or minor child thereof, for the Fund. In addition, sales charges are reduced for the excess amount, when the amount invested plus the value of the account results in a single account which falls within the ranges shown below:

                      Sales Charge as a Percentage  Sales Charge as a Percentage
         Ranges           of the Offering Price      of the Net Amount Invested

     First $250,000                   3%                         3.09%
     Next $250,000                    2%                         2.04%
     Next $500,000                    1%                         1.01%
     Excess over $1,000,000         none                          none

                                RETIREMENT PLANS

 The Fund sponsors a prototype Profit-Sharing Trust and Individual Retirement Account. Persons interested in additional information regarding these plans should contact the Fund.

                           DESCRIPTION OF COMMON STOCK

 The authorized capital stock of the Fund consists of 20,000,000 shares of common stock with par value of $1 each, all of which are of one class and have equal rights as to voting, dividends, redemption, liquidation, and other matters. All shares issued and outstanding are fully paid and nonassessable, have no preemptive or conversion rights, and are freely transferable.

 Each share or fractional share of common stock that you own entitles you to one vote at all meetings of shareholders, either in person or by proxy. The Fund's shares have non-cumulative voting rights.

             DIVIDEND AND CAPITAL GAIN DISTRIBUTIONS TO SHAREHOLDERS

It is the policy of the Fund to distribute to shareholders each year as dividends and distributions substantially all net investment income of the Fund for the year and substantially all net capital gains received by the Fund, if any. Such distributions, in the past, have been paid in December. Net investment income and capital gain distributions, if any, will be paid on a basis which is consistent with past policy. All net investment income and capital gain distributions may be received in cash or reinvested in additional shares of the Fund at their net asset value at the time of distribution, at no sales charge. This election can be changed at any time by requesting a change in writing, signed by all account owners.

                                TAX CONSEQUENCES

 The Fund intends to continue to comply with the provisions of Subchapter M of the Internal Revenue Code. Therefore, the Fund intends to distribute substantially all net investment income and realized capital gains, if any. Dividends derived from net investment income and net short-term capital gains are taxable to shareholders as ordinary income and long-term capital gain dividends are taxable to shareholders as long-term capital gain regardless of how long the shares have been held and whether received in cash or reinvested in additional shares of the Fund. Long-term capital gain dividends received by individual shareholders are taxed at a maximum rate of 28%. Shareholders not subject to tax on their income will not be required to pay tax on amounts distributed to them. Each shareholder will receive a statement annually informing them of the amount of the income and capital gains which have been distributed by the Fund during the calendar year.

 In addition, shareholders may realize a capital gain or loss when shares are redeemed. For most types of accounts, the Fund will report the proceeds of redemptions to shareholders and the IRS annually. However, because the tax treatment also depends on the purchase price and a shareholder's personal tax position, you should also keep your regular account statements to use in determining your tax.

 On the record date for a distribution, the Fund's share value is reduced by the amount of the distribution. If a shareholder buys shares just before the record date ("buying a dividend"), they will pay the full price for the shares, and then receive a portion of the price back as a taxable distribution.

 The Fund is required by law to withhold 31% of taxable dividends and redemption proceeds paid to certain shareholders who do not furnish correct tax payer identification numbers (in the case of individuals, a social security number) and in certain other circumstances. Trustees of qualified retirement plans are required by law to withhold 20% of the taxable portion of any distribution that is eligible to be "rolled over." The 20% withholding requirement does not apply to distributions from IRA's or any part of a distribution that is transferred directly to another qualified retirement plan, 403(b)(7) account or IRA. Shareholders should consult their tax advisor regarding the 20% withholding requirement.

                              SHAREHOLDER INQUIRIES

 Shareholder inquiries should be directed to the Fund by writing or telephoning the Fund at the address or telephone number indicated on the cover page of the Prospectus. Information relating to a specific account will be disclosed, pursuant to a telephone inquiry, only if the shareholder identifies the account by account number or by the social security number listed on the account.

                       INVESTMENT PERFORMANCE INFORMATION

 Following is a table illustrating the Fund's performance for annual periods ended December 31, 1996, and its average annual total return percentages for one, five, and ten years.


                                              Accumulative      Accumulative
                                              Value of Shares  Value of Shares
 Calendar Years   Cost of         Value of     Accepted As      Accepted As
     Ended         Initial        Initial      Capital Gain   Ordinary Income   Total
 December 31     Investment      Investment   Distributions      Dividends      Value

     1987         $1,000          $  978         $   56           $ 15         $1,049
     1988                            806            284             31          1,122
     1989                            902            525             63          1,490
     1990                            847            583             74          1,505
     1991                          1,007          1,025            101          2,134
     1992                            940          1,130            101          2,171
     1993                            958          1,341            108          2,407
     1994                            855          1,305            106          2,266
     1995                            923          1,885            150          2,958
     1996                            947          2,506            191          3,644

                                                       Average Annual
                                                      Total Return For
               Periods Ended                          The Period Ended
               December 31, 1996                     On December 31, 1996

               One Year                                   19.64%
               Five Years                                 12.02%
               Ten Years                                  13.80%


 Total return performance for the Fund is calculated by making an initial investment of $1,000 at the beginning of the period, in the Fund's shares at the asking price, which price includes the maximum sales charge of 3.0% (see "Determination of Net Asset Value and Offering Price of the Fund's Shares") and reinvesting all ordinary income dividends and capital gain distributions paid during the period in additional shares at net asset value per share on the reinvestment dates. Prior to 1991 the Fund had a maximum sales charge of 6% based upon amount of shares purchased. The illustration includes recurring expenses incurred by all shareholder accounts and not those incurred for specific shareholder purposes such as bank fees for wire transfers, Individual Retirement Accounts, or Profit-Sharing Trusts. The average annual total return for the Fund for a specific period is found by dividing the ending total value by the cost of the initial investment for the period and taking this quotient to the Nth root, then subtracting 1 (N represents the number of years in the period). The average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative total return if the Fund's performance had been constant over the entire period. Such calculation is with all ordinary income dividends and capital gain distributions reinvested at net asset value and after adjustment for the sales charge. No adjustment has been made for any income taxes payable by shareholders on ordinary income dividends and capital gain distributions accepted in shares which are payable by shareholders in the tax year received. Since the sales charge is paid at the time the initial investment is made, it has the greatest impact on the average annual total return percentage for one year. The total return during calendar year 1996 for accounts in existence prior to January 1, 1996, including reinvestment of all ordinary income dividends and capital gain distributions, was 23.18%.

Average annual total return percentages of the Fund will vary and the publication of performance results is not a representation as to future investment performance. Factors affecting the Fund's performance include general market conditions, operating expenses and investment management. Net asset values of the Fund will fluctuate. Additional information about the performance of the Fund is contained in the Annual Shareholders Report which can be obtained without charge.

BULK RATE
U.S. POSTAGE
PAID
ADA, MI
PERMIT 100


AMWAY MUTUAL FUND, INC.
7575 Fulton Street East
Ada, Michigan 49355-7150

------------------------------
AMWAY
MUTUAL
FUND,
INC.


       PROSPECTUS

     MARCH 21, 1997

 AMWAY MUTUAL FUND LOGO
------------------------------

                             AMWAY MUTUAL FUND, INC.
                                    FORM N-1A

                                     PART B

          Information Required in a Statement of Additional Information

                             AMWAY MUTUAL FUND LOGO

                       STATEMENT OF ADDITIONAL INFORMATION


                             AMWAY MUTUAL FUND, INC.

                             7575 Fulton Street East

                            Ada, Michigan 49355-7150

                                 (616) 787-6288

                                 (800) 346-2670


 This Statement of Additional Information is not a prospectus and, therefore, should be read only in conjunction with the Prospectus, which can be requested from the Fund by writing or telephoning as indicated above. This Statement Of Additional Information relates to the Prospectus for the Fund dated March 21, 1997.

     The date of this Statement of Additional Information is March 21, 1997.

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                             AMWAY MUTUAL FUND, INC.

         OBJECTIVES, POLICIES AND RESTRICTIONS ON THE FUND'S INVESTMENTS

 The primary investment objective of the Fund is capital appreciation, through the ownership of common stock of companies in various industries which offer growth potential. Income, while a factor in portfolio selection, is secondary to the Fund's principal objective. In addition to the discussion found in the Prospectus, following is additional information concerning the Fund's investments.

 The Fund has the right to invest up to 10% of its total assets in securities which are not readily marketable, including "restricted securities" (securities which have not been registered with the Securities and Exchange Commission or which are subject to contractual restrictions on resale).

 The Fund is subject to certain investment restrictions. In brief, these provide that the Fund may not:

  1. Underwrite securities of other issuers, except that it may acquire portfolio securities under circumstances where, if sold publicly, it might be deemed to be an underwriter for purposes of the Securities Act of 1933, but no more than 10% of the value of the Fund's total assets will at any time be invested in such securities.

  2. Invest more than 5% of its total assets in the securities of any one issuer other than the United States Government or purchase more than 10% of any class of securities, including voting securities, of any one issuer.

  3. Purchase interests in real estate as an investment, other than readily marketable securities of companies which may have interests in real estate.

  4.  Engage in the purchase and sale of commodities or commodity contracts.

  5.  Invest in companies for the purpose of exercising control or management.

  6. Make loans to others, although it may purchase a portion of an issue of publicly distributed bonds, debentures, or other debt securities.

  7.  Engage in margin transactions or short sales.

  8.  Write, purchase, or sell puts, calls, or combinations thereof.

  9.  Participate in joint trading account.

 10. Mortgage, pledge, hypothecate, or in any manner transfer as security for indebtedness any securities owned or held by the Fund, except as permitted in the following Item 11.

 11. Borrow money, except that as a temporary measure and not for investment purposes, it may borrow from banks up to 5% of the value of its total assets taken at cost, which may be secured by up to 10% of such assets taken at cost. (It should be noted that some states have laws which are even more restrictive than the Fund's fundamental policy with respect to this matter. As a result of these laws, it is the Fund's present operating policy not to mortgage, pledge, or hypothecate its portfolio securities to the extent that at any time the percentage of pledged securities plus the sales load will exceed 10% of the offering price of the Fund's shares.)

 12. Invest in securities of other investment companies, except in connection with a merger with another investment company.

 13. Invest more than 5% of its total assets in securities of companies having a record of less than three years' continuous operation.

 14. Retain, in the Fund's portfolio, securities of an issuer any of whose officers, directors, or security holders is an officer or director of the Fund or of the fund's investment advisor, if after the purchase of such securities one or more of such officers or directors of the Fund or of the Fund's investment advisor owns beneficially more than 1/2% of the outstanding securities of such issuer and such officers and directors owning beneficially more than 1/2% of such outstanding securities together own beneficially more than 5% of such outstanding securities.

                             AMWAY MUTUAL FUND, INC.

 15. Invest more than 5% of its total assets in securities of a foreign issuer, the purchase of whose securities is subject to the Federal Interest Equalization Tax, which tax is not in effect at the date of this Statement of Additional Information.

 16. Invest in interests in oil, gas, or other mineral explorations or development programs, other than readily marketable securities of corporations which may have interests in such exploration or development programs.

 The Fund's investment objective, policy and restrictions as described above are fundamental and may not be changed without shareholder approval, as indicated in the Fund's Prospectus. The Fund is permitted to invest in foreign issuers to the extent that the investments meet the Fund's primary investment objective. The Fund does not currently own any warrants and does not intend to own any warrants in excess of 5% of the Fund's net asset value.

                      PORTFOLIO TRANSACTIONS AND BROKERAGE

 In purchasing and selling portfolio securities for the Fund, it is the policy of the Fund to obtain the highest possible price on sales and the lowest possible price on purchases of securities, consistent with the best execution of portfolio transactions. Amway Management Company, the ("Investment Advisor"), or Ark Asset Management Co., Inc. ("Sub-Advisor") will select the brokers and resulting allocation of brokerage commission; but, the Investment Advisor's practice is subject to review by the Board of Directors of the Fund, which has the primary responsibility in this regard, and must be consistent with the policies stated above.

 The Investment Advisor and Sub-Advisor, in effecting purchases and sales of portfolio securities for the account of the Fund, will implement the Fund's policy of seeking best execution of orders, which includes best net prices. Consistent with this policy, orders for portfolio transactions are placed with broker-dealer firms giving consideration to the quality, quantity, and nature of each firm's professional services which include execution, clearance procedures, wire service quotations, research information, statistical, and other services provided to the Fund, Advisor, and the Sub-Advisor. Any research benefits derived by the Sub-Advisor are available to all clients of the Sub-Advisor. Since research information, statistical, and other services are only supplementary to the research efforts of the Sub-Advisor and still must be analyzed and reviewed by its staff, the receipt of research information is not expected to materially reduce expenses. Also, subject to the policy of seeking best price and execution of orders, certain Fund expenses may be paid through the use of directed brokerage commissions. While the Sub-Advisor will be primarily responsible for the placement of the Fund's business, the policies and practices in this regard must be consistent with the foregoing and will at all times be subject to review by the Directors of the Fund.

 The Sub-Advisor furnishes investment advice to other clients. The other accounts may also make investments in the same investment securities and at the same time as the Fund. When two or more of such clients are simultaneously engaged in the purchase or sale of the same security, the transactions are allocated as to amount and price in a manner considered equitable to each and so that each receives to the extent practicable the average price of such transactions, which may or may not be beneficial to the Fund. The Board of Directors of the Fund believes that the benefits of the Sub-Advisor's organization outweigh any limitations that may arise from simultaneous transactions.

 The Fund may acquire securities of brokers who execute the Fund's portfolio transactions. As of December 31, 1996, the Fund owned no such securities. During the years ended December 31, 1996, 1995, and 1994, the Fund paid total brokerage commissions on purchase and sale of portfolio securities of $250,136, $333,077, and $106,759, respectively. Transactions in the amount of $162,517,052, involving commissions of $204,064, were directed to brokers because of research services provided during 1996.

                             AMWAY MUTUAL FUND, INC.

                             PRINCIPAL SHAREHOLDERS

 Amway Corporation indirectly, as of December 31, 1996, owned 659,337 shares, or 4.4% of the outstanding shares of the Fund. Jay Van Andel owns all the outstanding securities of JVA Properties Corporation, the General Partner for JVA Enterprises Limited Partnership, which owns, as of December 31, 1996, 2,164,390 shares, or 14.6% of the outstanding shares of the Fund. No other person is known by the Fund to own of record or beneficially 5% or more of the Fund's shares.

                       OFFICERS AND DIRECTORS OF THE FUND

The following are the Officers and Directors of the Fund or the Advisor or both, together with their principal occupations during the past five years:


                                                                                                  Director's
Name and Address             Age          Office Held                Principal Occupation       Compensation
James J. Rosloniec*          51    Director, President and     Vice President-Audit and               $3,200
7575 Fulton Street East            Treasurer of the Fund;      Control, Amway Corporation,
Ada, Michigan                      and Director, Vice-         1991 to present; Vice
49355-7150                         President and Treasurer     President-Finance and
                                   of the Investment           Treasurer, Amway Corporation,
                                   Advisor; and Director,      1979 to 1991.
                                   President and Treasurer
                                   of the Transfer Agent.
Richard A. DeWitt            83    Director of the Fund        President, DeWitt Land and             $3,200
720 Goldenrod                                                  Cattle Company (investments
Holland, Michigan                                              in land and cattle); Chairman
49423                                                          of the Board, Maes Board; Maes
                                                               Incorporated manufacturers
                                                               (manufacturers of agricultural
                                                               equipment).

Donald H. Johnson            65    Director of the Fund        Retired Vice President-                $3,200
609 Second Street                                              Treasurer, SPX Corporation
No. Muskegon, Michigan                                         (Designs, manufactures and
49445                                                          markets products and services
                                                               for the motor vehicle industry,
                                                               1986 to present; Vice President
                                                               and Director Owatonna Tool,
                                                               1984 to 1986 (Owatonna Tool
                                                               acquired by SPX in 1985);
                                                               Secretary-Treasurer, Director
                                                               Owatonna Tool, Director
                                                               Owatonna Tool, 1969 to 1984.



                                        5

                             AMWAY MUTUAL FUND, INC.

                                                                                                   Director's
Name and Address             Age          Office Held                Principal Occupation        Compensation

Walter T. Jones              54    Director of the Fund        Senior Vice President-Chief             $3,200
936 Sycamore Ave.                                              Financial Officer, Prince
Holland, Michigan                                              Corporation (Automotive
49424                                                          interior trim and interior
                                                               systems; automotive designer,
                                                               manufacturer and supplier;
                                                               and designer and manufacturer
                                                               of die casting machines.)

Allan D. Engel*              44    Director, Vice President,   Sr. Manager, Financial                  $3,200
7575 Fulton Street East            Secretary and Assistant     Projects Amway Corporation
Ada, Michigan                      Treasurer of the Fund;
49355-7150                         Director, President,
                                   and Secretary of the
                                   Investment Advisor; and
                                   Director, Vice President,
                                   Secretary and Assistant
                                   Treasurer of the Transfer
                                   Agent.

   *These Directors are interested persons under the Investment Company Act of 1940, as amended.

 All Officers and certain Directors of the Fund and the Investment Advisor are affiliated with Amway Corporation. The Officers serve without compensation from the Fund. Fees paid to all Directors during the year ended December 31, 1996, amounted to $16,000. Under the Advisory Contracts, the Investment Advisor pays the fees of the Directors of the Fund. The Directors and Officers of the Fund owned, as a group, less than 1% of the outstanding shares of the Fund. The advisor also serves as the Fund's principal underwriter (see "Distribution of Shares").

                      INVESTMENT ADVISOR AND OTHER SERVICES

The Fund has entered into an Advisory and Service Contract ("Contract") with Amway Management Company (the "Investment Advisor"). Under the Contract, the Fund employs the Investment Advisor to furnish investment advice and manage on a regular basis the investment portfolio of the Fund, subject to the direction of the Board of Directors of the Fund, and to provisions of the Fund's current Prospectus; to furnish for the use of the Fund, office space and all necessary office facilities, equipment, and personnel for servicing the investments of the Fund; and (with certain specific exceptions) administering its affairs and to pay the salaries and fees of all Officers and Directors of the Fund. Amway Corporation provides the Investment Advisor with such employee services on a contractual basis. The Investment Advisor has served the Fund in that capacity since 1971. The Investment Advisor will, from time to time, discuss with the Fund economic investment developments which may affect the Fund's portfolio and furnish such information as the Investment Advisor may believe appropriate for this purpose. The Investment Advisor will maintain such statistical and analytical information with respect to the Fund's portfolio securities as the Investment Advisor may believe appropriate and shall make such materials available for inspection by the Fund as may be reasonable. Except when otherwise specifically directed by the Fund, the Investment Advisor will make investment decisions on behalf of the Fund and place all orders for the purchase and sale of portfolio securities for the Fund's account.

                             AMWAY MUTUAL FUND, INC.

 The Investment Advisor shall be permitted to enter into an agreement with another advisory organization (sub-advisor) whereby the sub-advisor will provide the investment advice and services required to manage the Fund's investment portfolio as provided for in the Contract.

 Under the Contract, the Fund will pay all its expenses other than those expressly stated to be payable by the Investment Advisor, which expenses payable by the Fund include, without implied limitation, (i) registration of the Fund under the Investment Company Act of 1940; (ii) commissions, fees, and other expenses connected with the purchase or sale of securities; (iii) auditing, accounting, and legal expenses; (iv) taxes and interest; (v) government fees;
(vi) expenses of issue, sale, repurchase, and redemption of shares; (vii) expenses of registering and qualifying the Fund and its shares under federal and state securities laws and of preparing and printing prospectuses for such purposes and for distributing the same to shareholders and investors; (viii) expenses of reports and notices to shareholders and of meetings of shareholders and proxy solicitations therefore; (ix) fees and expenses related to the determination of the Fund's net asset value; (x) insurance expenses; (xi) association membership dues; (xii) fees, expenses, and disbursements of custodians and sub-custodians for all services to the Fund (including without limitation safekeeping of funds and securities, and keeping of books and accounts); (xiii) fees, expenses, and disbursement of transfer agents, dividend disbursing agents, shareholder servicing agents, and registrars for all services to the Fund; and (xiv) such non-recurring items as may arise, including expenses incurred in connection with litigation, proceedings and claims, and the obligation of the Fund to indemnify its Directors and Officers with respect thereto.

 In return for its management and investment advisory services, the Fund pays the Advisor, pursuant to the Contract, a fee amounting on an annual basis to approximately .55 of 1% per annum of the average daily net asset value of the Fund. The fee is computed daily on the basis of .55 of 1% per annum of the total net assets, and paid quarterly. The advisory fees paid by the Fund to the Investment Advisor during the years ended December 31, 1996, 1995, and 1994, were $524,637, $378,693, and $313,910, respectively.

 Jay Van Andel and Richard M. DeVos are controlling persons of the Investment Advisor and Transfer Agent (see "Transfer Agent"), since they own, together with their spouses, substantially all of the outstanding securities of Amway Corporation, which in turn owns all of the outstanding securities of each entity.

 A Sub-Advisory Agreement has been entered into between the Investment Advisor and Ark Asset Management Co., Inc., One New York Plaza, 29th Floor, New York, NY 10004 (Sub-Advisor). Under the Sub-Advisory Agreement, the Advisor employs the Sub-Advisor to furnish investment advice and manage on a regular basis the investment portfolio of the Fund, subject to the direction of the Advisor, the Board of Directors of the Fund, and to the provisions of the Fund's current Prospectus. Except when otherwise specifically directed by the Fund or the Advisor, the Sub-Advisor will make investment decisions on behalf of the Fund and place all orders for the purchase or sale of portfolio securities for the Fund's account. For services rendered, the Investment Advisor, not the Fund, will pay the Sub-Advisor a fee amounting on an annual basis to approximately .45 of 1% of the average daily net asset value of the Fund.

The Contract and Sub-Advisory Agreement continue in effect indefinitely from year to year so long as their continuance after the initial two-year period is specifically approved at least annually by vote of the Board of Directors, or by vote of a majority of the outstanding shares of the Fund. In addition, and in either event, the Contract and Sub-Advisory Agreement and their terms must be approved at

                             AMWAY MUTUAL FUND, INC.

least annually by a vote of a majority of the Directors of the Fund who are not parties to the Contract or Sub-Advisory Agreement, or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval. The Contract and Sub-Advisory Agreement were approved by vote of a majority of the outstanding shares at the Annual Meeting of Shareholders on June 13, 1996. The Contract and Sub-Advisory Agreement provide that they will terminate automatically in the event of their assignment. In addition, the Contract and Sub-Advisory Agreement are terminable at any time without penalty by the Board of Directors or by vote of a majority of the Fund's outstanding shares on 60 days' written notice to the Investment Advisor or Sub-Advisor, and by the Investment Advisor or Sub-Advisor on 60 days' written notice to the Fund.

 The Fund has entered into an agreement with DST Systems, Inc. ("DSTS") whereby DSTS provides a portfolio accounting and information system for portfolio management for the maintenance of records and processing of information which is needed daily in the determination of the net asset value of the Fund. Currently, this expense amounts to approximately $2,500 per month.

                             DISTRIBUTION OF SHARES

 Pursuant to a Principal Underwriter Agreement, the Advisor acts as exclusive agent for sale of shares of the Fund. This is a continuous offering.

 Under the Agreement, the Investment Advisor has the exclusive right to purchase shares from the Fund at net asset value and resell them to fill unconditional orders received from dealers or investors, subject to acceptance by the Fund. It is contemplated that acceptance of an application will be denied only if acceptance might result in a violation of state or federal securities laws. As compensation for its distribution services, the Investment Advisor receives the sales charge described under "Purchase of Shares." During the years ended December 31, 1996, 1995, and 1994, the Investment Advisor sold 3,924,168, 1,917,496, and 1,543,342 shares of the Fund's common stock and received commissions of $475,319, $406,631, and $360,487. Under the Agreement, the Investment Advisor bears the expense of printing and distributing Prospectuses, sales literature, advertising, and for qualifying and maintaining qualification of the Fund's shares for sale in such states as selected by the Investment Advisor. The Investment Advisor is a registered broker-dealer and a member of the National Association of Securities Dealers, Inc.

The Principal Underwriter Agreement continues in effect indefinitely from year to year so long as its continuance after the initial two-year period is specifically approved at least annually by the Board of Directors or by vote of a majority of the outstanding shares of the Fund. In addition, and in either event, the Agreement and its terms must be approved at least annually by a vote of the Directors of the Fund who are not parties to the Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval. The Agreement terminates automatically if assigned. In addition, the Agreement may be terminated by either party on six months' written notice to the other party.

                             AMWAY MUTUAL FUND, INC.

                                 TRANSFER AGENT

 Under a separate contract, the functions of the Transfer Agent and Dividend Disbursing Agent are performed by Amway Stock Transfer Co., Ada, Michigan, which acts as the Fund's agent for transfer of the Fund's shares and for payment of dividends and capital gain distributions to shareholders.

 In return for its services, the Fund pays the Transfer Agent, pursuant to the contract, a fee of $1.167 per account in existence during the month, payable monthly, less earnings in the redemption liquidity account after deducting bank fees, if any. The fee schedule is reviewed annually by the Board of Directors.

                                    CUSTODIAN

 The portfolio securities of the Fund are held, pursuant to a Custodian Agreement, by Michigan National Bank, 77 Monroe Avenue, Grand Rapids, Michigan, as Custodian. The Custodian performs no managerial or policymaking functions for the Fund.

                                    AUDITORS

 BDO Seidman, LLP, 99 Monroe Avenue, N.W., Suite 800, Grand Rapids, Michigan, are the independent certified public accountants for the Fund. Services include an annual audit of the Fund's financial statements, tax return preparation, and review of certain filings with the SEC.

                      VOTING RIGHTS OF COMMON SHAREHOLDERS

 Each share or fractional share of common stock that you own entitles you to one vote at all meetings of shareholders, either in person or by proxy. The Fund's shares have non-cumulative voting rights, which means that the holder of more than 50% of the shares voting for the election of the Directors can elect 100% of the Directors if they choose to do so, and in that case, the holders of the remaining less than 50% of the Fund's shares voting for the election of Directors will not be able to elect any person or persons to the Board of Directors.

                               PURCHASE OF SHARES

  Pursuant to a Principal Underwriter Agreement, the Investment Advisor acts as exclusive agent for the sale of shares of the Fund. The minimum initial investment required to establish an account is $500. An additional investment in the minimum amount of $50 can be made in your account at any time. Investments are made at the offering price, which includes a sales charge (see "Determination of Net Asset Value and Offering Price of the Fund's Shares"), next determined after the Fund receives your purchase application and investment.

 You may open a new account with the Fund by completing the enclosed application, submitting your check made payable to Amway Management Company and mailing the required information to Amway Management Company, 7575 Fulton Street East, Ada, Michigan 49355-7150.

 You may make additional investments to existing accounts by mail, wire, or by the use of the pre-authorized check privilege. When making an additional investment by check, please tear-off the stub from your statement of account, or enclose a letter of instructions including your account number and your check made payable to Amway Management Company. Wire transfers would normally be used for large purchases. You may also arrange to make periodic investments through automatic deductions from your checking account by completing the appropriate form and providing the necessary documentation to establish this privilege. Please contact the Fund for additional information for utilizing either of these two options.

Shareholders who have redeemed their shares have a one-time right, except in the case where the sole purpose of the redemption is to invest the proceeds at the next determined net asset value in

                             AMWAY MUTUAL FUND, INC.

the Profit-Sharing Trust or Individual Retirement Account where the right is unlimited, to invest in shares of the Fund at the net asset value per share without payment of a sales charge. Reinvestment must be made within ten days of the redemption and is limited to no more than the amount of the redemption proceeds. (See "Reinvestment Privilege")

 When your first investment is received, the Fund will open an investment account for you which will remain open as long as you are a shareholder. This account offers you a simple means of purchasing shares of the Fund whenever you choose without submitting any additional application forms. This account is also designed to encourage you to make investments regularly towards your financial goals, but you have no obligation to purchase any specified amount of shares and you may terminate your account at any time. When the Investment Advisor receives your investment, it will purchase for your account the corresponding number of the Fund's shares, and any fraction of a share carried out to three decimal places, at the offering price next computed after your investment is received by the Investment Advisor.

 Each time you purchase shares or sell shares, you will receive a Statement of Account showing the number of shares then in your investment account.

 Under this arrangement, stock certificates will not be delivered to you unless you so request in writing, in which cases a certificate will promptly be delivered to you or your bank for the number of shares, not including fractional shares, which you own. It will generally be for your convenience not to receive stock certificates, as you are spared the trouble and expense of safeguarding stock certificates and the cost of a lost instrument bond in case of loss or destruction. Since stock certificates are unnecessary except for certain purposes, such as collateral for a loan, we recommend that you leave your shares on deposit until you need a certificate. If certificates have been issued for shares, they must be surrendered for redemption or transfer of those shares.

              DETERMINATION OF NET ASSET VALUE AND OFFERING PRICE
                              OF THE FUND'S SHARES

 The net asset value of the Fund's shares is determined by dividing the total current value of the assets of the Fund, less its liabilities, by the number of shares outstanding at that time. This determination is made as of the close of business on the New York Stock Exchange, 4:00 P.M. Eastern time, on each business day on which that Exchange is open or on any other day in which there is a sufficient degree of trading in the Fund's portfolio, except no computation will be made on a day in which no order to purchase or redeem was received. National holidays on which the New York Stock Exchange and the Fund will be closed are: New Year's Day, Washington's Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

 In determining the current value of the Fund's assets, securities listed or admitted to trading on a national securities exchange are valued at their last reported sale price on the market where principally traded, before the time of valuation. If a security is traded only in the over-the-counter market or if no sales have been reported for a listed security on that day, it will be valued at the mean between the current closing bid and asked prices. Securities for which market quotations are not readily available, including any restricted securities, and other assets of the Fund are valued at fair market value as determined in good faith by the Fund's Board of Directors.

 The offering price is the net asset value per share, as determined above, plus a sales charge. Presently the maximum sales charge is 3% of the offering price or 3.09% of the amount invested.

                                AMWAY MUTUAL FUND

 Sales charges do not apply to shares of the portfolio purchased (1) as a reinvestment of the dividend and capital gain distribution; (2) if you are a current or retired director, officer, employee or a spouse or minor child thereof, of the Fund's Principal Underwriter, Advisor, or Sub-Advisor; or a director, officer or shareholder of Amway Corporation, the parent of the Advisor; or (3) if you are current or former director, officer or a spouse or minor child thereof, for the Fund. In addition, sales charges are reduced for the excess amount, when the amount invested plus the value of the account results in a single account which falls within the ranges shown below:

                   Sales Charge as a Percentage     Sales Charge as a Percentage
         Ranges        of the Offering Price         of the Net Amount Invested

     First $250,000              3%                            3.09%
     Next $250,000               2%                            2.04%
     Next $500,000               1%                            1.01%
     Excess over $1,000,000    none                            none

 Sales charges are waived on these sales because of the efficiencies involved in sale of shares to these investors.

                             HOW SHARES ARE REDEEMED

 The Fund will redeem your shares upon receiving a proper request, as described in the Prospectus.

 Payment for redeemed shares is normally made in cash and mailed within seven days thereafter. However, under the Investment Company Act of 1940, the right of redemption may be suspended or the date of payment postponed for more than seven days: (1) for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings; (2) when trading on the New York Stock Exchange is restricted, as determined by the SEC; (3) when an emergency exists, as determined by the SEC, as a result of which it is not reasonably practicable for the Fund to dispose of its securities or determine the value of its nets assets; or (4) for such other period as the SEC may by order permit for the protection of the shareholders. During such a period, a shareholder may withdraw his request for redemption or receive the net asset value next computed when regular trading resumes.

 The Fund has filed with the SEC an election to pay for all redeemed shares in cash up to a limit, as to any one shareholder during any 90-day period, of $250,000 or 1% of the net asset value of the Fund, whichever is less. Beyond that limit, the Fund is permitted to pay the redemption price wholly or partly "in kind," that is, by distribution of portfolio securities held by the Fund. This would occur only upon specific authorization by the Board of Directors when, in their judgement, unusual circumstances make it advisable. It is unlikely that this will ever happen, but if it does, you will incur a brokerage charge in converting the securities received in this manner into cash. Portfolio securities distributed "in kind" will be valued as they are valued for the determination of the net asset value of the Fund's shares.

                             REINVESTMENT PRIVILEGE

Shareholders who have redeemed shares of the Fund have a one-time privilege of reinstating their investment by investing the proceeds of the redemption at net asset value, without a sales charge, in shares of the Fund. Elimination of the sales charge is allowed only when (1) the repurchase does not exceed the amount of the redemption proceeds; (2) the shareholder has not previously

                             AMWAY MUTUAL FUND, INC.

exercised the reinvestment privilege with respect to any shares of the Fund, except in the case where the sole purpose of the redemption is to invest the proceeds at net asset value in the Profit-Sharing Trust or Individual Retirement Account; and (3) the repurchase is effected within 10 days after such redemption.

 To exercise this reinvestment privilege, a shareholder must notify Amway Management Company in writing within 10 days after such redemption. The reinvestment request must be accompanied by a check for the amount to be invested, which cannot exceed the redemption proceeds. The reinvestment purchase will be made at the net asset value per share next determined after receipt of the request for reinvestment. The tax status of a gain realized on a redemption will not be affected by exercise of the reinvestment privilege, but a taxable loss may be nullified by such exercise.

                      MONEY MARKET FUND EXCHANGE PRIVILEGE

 The Underwriter for Amway Mutual Fund, Inc. ("Fund") has arranged for shares of the three money market portfolios of Cash Equivalent Fund, an open-end money market mutual fund ("Money Market Fund") to be available in exchange for shares of the Fund for shareholders resident in the U.S. Also, clients of the Underwriter can exchange shares in the Money Market Fund for shares of the Fund. Shares of the Money Market Fund so acquired (including any reinvested dividends thereon) may be re-exchanged for shares of the Fund without sales charge. All other shares will be subject to the sales charge (see "Determination of Net Asset Value and Offering Price of the Fund's shares"). The Underwriter receives a maximum fee from Kemper Financial Services, Inc., the distributor and administrator for the Money Market Fund, of .38 of 1% per year of the average daily net asset value of shares of the Money Market and Government Securities Portfolios, and of .33 of 1% per year of the average daily net asset value of shares of Tax-Exempt Portfolio, acquired through this exchange privilege. This exchange privilege does not constitute an offering or recommendation by the Fund of the Money Market Fund. The Money Market Fund is separately managed.

The above described Exchange Privilege may be exercised by sending written instruction to the Transfer Agent. See "How Shares Are Redeemed" for applicable signatures and signature guarantee requirements. Shareholders may authorize telephone or telegram exchanges or redemptions by making an election on your application. Procedures required by the Fund to ensure that a shareholder's requested telephone or telegram transaction is genuine include identification by the shareholder of the account by number, recording of the requested transaction and sending a written confirmation to shareholders reporting the requested transaction. The Fund is not responsible for unauthorized telephone or telegram exchanges unless the Fund fails to follow these procedures. Shares must be owned for 15 days before exchanging and cannot be in certificate form unless the certificate is tendered with the request for exchange. An exchange requires the purchase of shares of the particular portfolio of the Money Market Fund with a value of at least $1,000 to establish a new account or $100 to add to an existing account. Exchanges will be accepted only if the registration of the two accounts is identical. Exchange redemptions and purchases are effected on the basis of the net asset value next determined after receipt of the request in proper order by the Fund. In the case of exchanges into the Money Market Fund, dividends generally commence on the following business day. For federal and state income tax purposes, an exchange is treated as a sale and may result in a capital gain or loss, although if the shares exchanged have been held less than 91 days, the sales charge paid on such shares is not included in the tax basis of the exchanged shares, but is carried

                             AMWAY MUTUAL FUND, INC.

over and included in the tax basis of the shares acquired.

 A prospectus for the Money Market Fund which contains information concerning charges and expenses may be obtained from the Underwriter. A shareholder should read the prospectus carefully and consider differences in objectives and policies before making any exchange. The Fund or the Underwriter can change or discontinue this privilege, although shareholders generally would be given 60 days advance notice of any termination or material amendment of the Fund Exchange Privilege and shareholders who had exchanged into the Money Market Fund generally would be permitted to reacquire shares of the Fund without sales charge for at least 60 days after notice of termination of the Exchange Privilege with the Money Market Fund.

                               FEDERAL INCOME TAX

 The Fund intends to continue to comply with the provisions of Subchapter M of the Internal Revenue Code applicable to investment companies. Accordingly, as the result of paying to its shareholders as dividends and distributions substantially all net investment income and realized capital gains, if any, the Fund will be relieved of substantially all Federal income tax.

 For Federal income tax purposes, distributions of net investment income and any capital gains will be taxable to shareholders. Distributions of net investment income will normally qualify for the 70% deduction for dividends received by corporations. After the last dividend and capital gains distribution in each year, the Fund will send you a statement of the amount of the income and capital gains which you should report on your Federal income tax return. Dividends derived from net investment income and net short-term capital gains are taxable to shareholders as ordinary income and long-term capital gain dividends are taxable to shareholders as long-term capital gain regardless of how long the shares have been held and whether received in cash or reinvested in additional shares of the Fund. Long-term capital gain dividends received by individual shareholders are taxed a maximum rate of 28%.

 In addition, shareholders may realize a capital gain or loss when shares are redeemed. For most types of accounts, the Fund will report the proceeds of redemptions to shareholders and the IRS annually. However, because the tax treatment also depends on the purchase price and a shareholder's personal tax position, you should also keep your regular account statements to use in determining your tax.

 On the record date for a distribution, the Fund's share value is reduced by the amount of the distribution. If a shareholder buys shares just before the record date ("buying a dividend"), they will pay the full price for the shares, and then receive a portion of the price back as a taxable distribution.

 Also, under the Code, a 4% excise tax is imposed on the excess of the required distribution for a calendar year over the distributed amount for such calendar year. The required distribution is the sum of 98% of the Fund's net investment income for the calendar year plus 98% of its capital gain net income for the one-year period ended December 31, plus any undistributed net investment income from the prior calendar year, plus any undistributed capital gain net income from the prior calendar year, minus any overdistribution in the prior calendar year. The Fund intends to declare or distribute dividends during the appropriate periods of an amount sufficient to prevent imposition of the 4% excise tax. Under certain circumstances, the Fund will be required to withhold 31% of a shareholder's distribution or redemption from the Fund. These circumstances include failure by the shareholder to furnish the Fund with a proper taxpayer identification number; notification of the Fund by the Secretary of the Treasury that a taxpayer identification number is incorrect, or that withholding

                             AMWAY MUTUAL FUND, INC.

 should commence as a result of the shareholder's failure to report interest and dividends; and failure of the shareholder to certify, under penalties of perjury, that he is not subject to withholding. In this regard, failure of a shareholder who is a foreign resident to certify that he is a nonresident alien may result in 31% of his redemption proceeds and 31% of his capital gain distribution being withheld. In addition, such a foreign resident may be subject to a 30% or less, as prescribed by an applicable tax treaty, withholding tax on ordinary income dividends distributed unless he qualifies for relief under an applicable tax treaty.

 Trustees of qualified retirement plans are required by law to withhold 20% of the taxable portion of any distribution that is eligible to be "rolled over." The 20% withholding requirement does not apply to distributions from IRA's or any part of a distribution that is transferred directly to another qualified retirement plan, 403(b)(7) account or IRA. Shareholders should consult their tax advisor regarding the 20% withholding requirement.

 Prior to purchasing shares of the Fund, the impact of any dividends or capital gain distributions which are about to be declared should be carefully considered. Any such dividends and capital gain distributions declared shortly after you purchase shares will have the effect of reducing the per share net asset value of your shares by the amount of dividends or distributions on the ex-dividend date. All or a portion of such dividends or distributions, although in effect a return of capital, are subject to taxes which may be at ordinary income tax rates.

 Each shareholder is advised to consult with his tax advisor regarding the treatment of distributions to him under various state and local income tax laws.

                       INVESTMENT PERFORMANCE INFORMATION

 Following is a table illustrating the Fund's performance for annual periods ended December 31, 1996, and its average annual total return percentages for one, five and ten years.



                                                Accumulative     Accumulative
                                              Value of Shares  Value of Shares
Calendar Years     Cost of        Value of     Accepted As     Accepted As
  Ended            Initial        Initial      Capital Gain   Ordinary Income
December 31      Investment      Investment    Distributions     Dividends    Total Value

   1987            $1,000         $  978         $   56           $ 15         $1,049
   1988                              806            284             31          1,112
   1989                              902            525             63          1,490
   1990                              847            583             74          1,505
   1991                            1,007          1,025            101          2,134
   1992                              940          1,130            101          2,171
   1993                              958          1,341            108          2,407
   1994                              855          1,305            106          2,266
   1995                              923          1,885            150          2,958
   1996                              947          2,506            191          3,644


                                                       Average Annual
                                                      Total Return For
                   Periods Ended                      The Period Ended
                 December 31, 1996                  On December 31, 1996

                    One Year                                   19.64%
                    Five Years                                 12.02%
                    Ten Years                                  13.80%


                             AMWAY MUTUAL FUND, INC.

 Total return performance for the Fund is calculated by making an initial investment of $1,000, at the beginning of the period, in the Fund's shares at the asking price, which price includes the maximum sales charge of 3.0% (see "Determination of Net Asset Value and Offering Price of the Fund's Shares") and reinvesting all ordinary income dividends and capital gain distributions paid during the period in additional shares at net asset value per share on the reinvestment dates. Prior to 1991 the Fund had a maximum sales charge of 6% based upon amount of shares purchased. The illustration includes recurring expenses incurred by all shareholder accounts and not those incurred for specific shareholder purposes such as bank fees for wire transfers, Individual Retirement Accounts, or Profit-Sharing Trusts. The average annual total return for the Fund for a specific period is found by dividing the ending total value by the cost of the initial investment for the period and taking this quotient to the Nth root, then subtracting 1 (N represents the number of years in the period). The average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative total return if the Fund's performance had been constant over the entire period. Such calculation is with all ordinary income dividends and capital gain distributions reinvested at net asset value and after adjustment for the sales charge. No adjustment has been made for any income taxes payable by shareholders on ordinary income dividends and capital gain distributions accepted in shares which are payable by shareholders in the tax year received. Since the sales charge is paid at the time the initial investment is made, it has the greatest impact on the average annual total return percentage for one year. The total return during calendar year 1996 for accounts in existence prior to January 1, 1996, including reinvestment of all ordinary income dividends and capital gain distributions, was 23.18%.

 Average annual total return percentages of the Fund will vary and the publication of performance results is not a representation as to future investment performance. Factors affecting the Fund's performance include general market conditions, operating expenses and investment management. Net asset values of the Fund will fluctuate.

                    REPORTS TO SHAREHOLDERS AND ANNUAL AUDIT

 The Fund's year begins on January 1 and ends on December 31.

 At least semiannually, the shareholders of the Fund receive reports, pursuant to applicable laws and regulations, containing financial information. The annual shareholders report is incorporated by reference into the Statement of Additional Information. The cost of printing and distribution of such reports to shareholders is borne by the Fund.

 At least once during each year, the Fund is audited by independent certified public accountants appointed by resolution of the Board and approved by the shareholders. The fees and expenses of the auditors are paid by the Fund.
The financial statements for the Fund are contained in the Fund's 1996 Annual Report to Shareholders along with additional information about the performance of the Fund, which is incorporated herein by reference and may be obtained by writing or calling the Fund.

AMWAY MUTUAL FUND, INC.
7575 Fulton Street East
Ada, Michigan, 49355-7150
(616) 787-6288
(800) 346-2670

Contents                                                               Page

Objectives, Policies, and
  Restrictions on the Fund's
  Investments                                                             3
Portfolio Transactions and
  Brokerages                                                              4
Principal Shareholders                                                    5
Officers and Directors of the Fund                                        5
Investment Advisor and Other Services                                     6
Distribution of Shares                                                    8
Transfer Agent                                                            9
Custodian                                                                 9
Auditors                                                                  9
Voting Rights of Common Shareholders                                      9
Purchase of Shares                                                        9
Determination of Net Asset Value
  and Offering Price of the Fund's
  Shares                                                                 10
How Shares are Redeemed                                                  11
Reinvestment Privilege                                                   11
Money Market Fund Exchange Privilege                                     12
Federal Income Tax                                                       13
Investment Performance Information                                       14
Reports to Shareholders and
  Annual Audit                                                           15


Printed in U.S.A.

-----------------------------------
AMWAY
MUTUAL
FUND,
INC.


           Statement of
     Additional Information




        March 21, 1997




     AMWAY MUTUAL FUND LOGO
-----------------------------------

                             AMWAY MUTUAL FUND, INC.
                                    FORM N-1A

                                     PART C

                                OTHER INFORMATION

ITEM 24.  Financial Statements and Exhibits
          (a)  Financial Statements:
               The financial statements listed below are filed as part of the registration statement:

                         Location in Registration Statement
                         ----------------------------------

                            Part A           Part B                 Part C
                         (Prospectus)      (Statement of
                                           Additional
                                           Information)
                           Page No.          Page No.              Page No.
                         ------------   -----------------------  --------------

Independent Auditors'
 Report                                                               C-18

Assets and Liabilities
 Year Ended December                                                  C-14
  31, 1996

Statement of Operations
 Year Ended December                                                  C-14
  31, 1996

Schedule of Investments
 Year Ended December                                                  C-12
  31, 1996

Changes in Net Assets
 Years Ended December                                                 C-15
  31, 1996 and 1995

Consent of Independent Certified
Public Accountants                                                    C-19

                             AMWAY MUTUAL FUND, INC.
                                    FORM N-1A

                                     PART C

                               OTHER INFORMATION

ITEM 24.  Financial Statements and Exhibits (Continued)
          (a)  Exhibits:

                i.  CERTIFICATE OF INCORPORATION

                         The Certificate of Incorporation for Amway Mutual Fund,
                    Inc. is incorporated by reference to the Registration Statement under the Securities Act of 1933, Post-Effective Amendment No. 41, Part C, Page C-7 through C-41 as filed on March 1, 1996.

               ii.  BY-LAWS

                         The By-Laws of Amway Mutual Fund, Inc. (a Delaware
                    corporation), including amendments, are incorporated by reference to the Registration Statement under the Securities Act of 1933, Post-Effective Amendment No. 41, Part C, Pages C-47 through C-81, as filed on March 1, 1996.

               iii. COMMON STOCK CERTIFICATE

                         The Common Stock Certificate for Amway Mutual Fund,
                    Inc. is incorporated by reference to the Registration Statement under the Securities Act of 1933, Post-Effective Amendment No. 41, Part C, Page C-82, as filed on March 1, 1996.

               iv. ADVISORY AND SERVICE CONTRACT BETWEEN AMWAY MUTUAL FUND, INC. AND AMWAY MANAGEMENT COMPANY

                         The Amended Advisory and Service Contract between Amway
                    Mutual Fund, Inc. and Amway Management Company is incorporated by reference to the Registration Statement under the Securities Act of 1933, Post-Effective Amendment No. 41, Part C, Pages C-83 through C-85, as filed on March 1, 1996.

               v.   SUB-ADVISORY AGREEMENT

                         The Sub-Advisory Agreement between Amway Management
                    Company and ARK Asset Management Company, Inc., with amendments, is incorporated by reference to the Registration Statement under the Securities Act of 1933, Post-Effective Amendment No. 41, Part C, Pages C-86 through C-90, as filed on March 1, 1996.

                             AMWAY MUTUAL FUND, INC.
                                    FORM N-1A

                                     PART C

                                OTHER INFORMATION

ITEM 24.  Financial Statements and Exhibits (Continued)
          (b)  Exhibits:

               vi. PRINCIPAL UNDERWRITER AGREEMENT BETWEEN AMWAY MUTUAL FUND, INC. AND AMWAY MANAGEMENT COMPANY

                         The Amended Principal Underwriter Agreement between
                    Amway Mutual Fund, Inc. and Amway Management Company is incorporated by reference to the Registration Statement under the Securities Act of 1933, Post-Effective Amendment No. 41, Part C, Pages C-91 through C-99, as filed on March 1, 1996.

               vii. CUSTODIAN AGREEMENT

                         The Amended Custodian Agreement is incorporated by
                    reference to the Registration Statement under the Securities Act of 1933, Post-Effective Amendment No. 41, Part C, Pages 100 through C-112, as filed on March 1, 1996.

              viii. TRANSFER AGENCY AND DIVIDEND DISBURSING AGENCY
                    AGREEMENT BETWEEN AMWAY MUTUAL FUND, INC. AND AMWAY STOCK TRANSFER CO.

                         The Transfer Agency and Dividend Disbursing Agency
                    Agreement between Amway Mutual Fund, Inc. and Amway Stock Transfer Co. is incorporated by reference to the Registration Statement under the Securities Act of 1933, Post-Effective Amendment No. 41, Part C, Pages C-113 through C-115, as filed on March 1, 1996.

               ix. RECORD MAINTENANCE AGREEMENT BETWEEN AMWAY MANAGEMENT COMPANY AND AMWAY STOCK TRANSFER CO.

                         The Record Maintenance Agreement between Amway
                    Management Company and Amway Stock Transfer Co. is incorporated by reference to the Registration Statement under the Securities Act of 1933, Post-Effective Amendment No. 41, Part C-116 through C-118, as filed on March 1, 1996.

               x. COMMON-RECORDS AGREEMENT AMONG AMWAY MUTUAL FUND, INC., AMWAY MANAGEMENT COMPANY, AND AMWAY STOCK TRANSFER CO.

                         The Common-Records Agreement among Amway Mutual Fund,
                    Inc., Amway Management Company, and Amway Stock Transfer Co. is incorporated by reference to the Registration Statement under the Securities Act of 1933, Post-Effective Amendment No. 41, Part C, Page C-120 through C-121, as filed on March 1, 1996.

                             AMWAY MUTUAL FUND, INC.
                                    FORM N-1A

                                     PART C

                                OTHER INFORMATION

ITEM 24.  Financial Statements and Exhibits (Continued)
          (b)  Exhibits

               xi.  PORTFOLIO ACCOUNTING AND RESEARCH INFORMATION SYSTEM

                         The Portfolio Accounting and Research Information
                    System Agreement between Amway Mutual Fund, Inc. and DST Securities, Inc. is incorporated by reference to the Registration Statement under the Securities Act of 1933, Post-Effective Amendment No. 41, Part C, Pages C-122 through C-147, as filed on March 1, 1996.

               xii. LEGAL OPINION

                         Not applicable since the Fund has registered an
                    indefinite amount of shares pursuant to Rule 24F-2.

              xiii. FINANCIAL STATEMENT

                         The Annual Report for Amway Mutual Fund, Inc. is
                    included on Pages C-7 through C-18.

               xiv. TRUST AGREEMENT ESTABLISHING THE AMWAY MUTUAL FUND MASTER
                    PROFIT-SHARING TRUST AND RELATED DOCUMENTS

                         The Trust Agreement establishing the Amway Management
                    Company Master Profit-Sharing Trust and related documents is incorporated by reference to the Registration Statement under the Securities Act of 1933, Post-Effective Amendment No. 41, Part C, Pages C-161 through C-25, as filed on March 1, 1996

               xv. TRUST AGREEMENT ESTABLISHING THE AMWAY MUTUAL FUND INDIVIDUAL RETIREMENT ACCOUNT AND RELATED DOCUMENTS

                         The Trust Agreement establishing the Amway Management
                    Company Individual Retirement Account and related documents, as amended, are incorporated by reference to the Registration Statement under the Securities Act of 1933, Post-Effective Amendment No. 41, Part C, Pages C-251 through C-276, as filed on March 1, 1996.

               xvi. APPLICATION ESTABLISHING AN AMWAY MUTUAL FUND INVESTMENT

                         The Application establishing an investment with Amway
                    Mutual Fund is included on Pages C-20 and C-21.

                             AMWAY MUTUAL FUND, INC.
                                    FORM N-1A

                                     PART C

                                OTHER INFORMATION

ITEM 24.  Financial Statement and Exhibits (Continued)
          (b)  Exhibits

               xvii.  EXHIBIT OF PERFORMANCE CALCULATIONS

                         The schedules for computation of each performance
                      quotation provided in the Registration Statement in response to Item 22 are included on Pages C-22 through C-26.

              xviii.  POWER OF ATTORNEY

                         The Power of Attorney authorizing the signer of the
                      Registration Statement to sign as Attorney-In-Fact for certain Directors is included on Page C-27.

                             AMWAY MUTUAL FUND, INC.
                                    FORM N-1A

                                     PART C

                                OTHER INFORMATION


                              Location in Registration Statement
                              ----------------------------------

                                      Part A           Part B         Part C
                                   (Prospectus)     (Statement of
                                                     Additional
                                                    Information)
                                      Page No.         Page No.       Page No.
                                  --------------    --------------  -----------

ITEM 25.  Persons Controlled by
          or under Common Control                                       C-28
          with Registrant

ITEM 26.  Number of Holders of
          Securities                                                    C-28

ITEM 27.  Indemnification                                               C-28

ITEM 28.  Business and Other
          Connections of                                                C-28
          Investment Adviser

ITEM 29.  Principal Underwriter                                         C-28

ITEM 30.  Location of Accounts
          and Records                                                   C-29

ITEM 31.  Management Services                                           C-29

ITEM 32.  Undertakings                                                  C-30

                                      AMWAY

                                     MUTUAL

                                      FUND,

                                      INC.

                                     ANNUAL

                                     REPORT

                                      1996

     Printed in U.S.A.               795058                           L-6882-SAD

BULK RATE
U.S. POSTAGE
PAID
ADA, MI
PERMIT 100

AMWAY MUTUAL FUND, INC.
7575 Fulton Street East
Ada, Michigan 49355-7150

                             AMWAY MUTUAL FUND, INC.

Dear Shareholders:

 I am pleased to provide you with the Annual Report to Shareholders for Amway Mutual Fund, Inc. (the "Fund") for the period ended December 31, 1996.

 1996 was another extraordinarily successful year for investments in stocks, with performance well surpassing historical norms for the second straight year. Your Fund participated in that performance and exceeded the S&P 500 during 1996, as discussed in the following pages. In addition, the net assets held in the Fund at the end of 1996 increased to $113,327,402, a 45% growth in assets. As a result of the increase in net assets the average account size grew from $4,812 to $6,483, an increase of almost 35%. The direct impact of this growth is increased efficiency, and an overall reduction in the Fund's expense ratio of more than 9%; from 1.10% to 1.00%. The financial benefit of reduced expenses is obvious, but more importantly, the reduction was achieved without sacrificing the customer service that is the foundation of your fund.

 Please take a moment to read the following discussion of the market factors and conditions, and investment stategies and techniques that impacted the Fund's performance during 1996. Even though equity markets by their very nature may continue to experience volatility over the next year, you may help to temper the effects of market volatility on your investments and reduce the risks of market-timing decisions through a systematic program of investing on a regular basis. Such a program does not assure a profit and does not protect against loss in a declining market.

 Thank you for your trust in Amway Mutual Fund, Inc. The Fund will continue in its best efforts to provide you with the performance and customer service you have come to expect.

Sincerely,


James J. Rosloniec
President



DIRECTORS                          SUB-ADVISER                         AUDITORS
Richard A. DeWitt                  Ark Asset Management Co., Inc.      BDO Seidman, LLP
Allan D. Engel                     One New York Plaza                  99 Monroe Avenue, N.W.
Donald H. Johnson                  New York, NY 10004                  Grand Rapids, Michigan 49503
Walter T. Jones
James J. Rosloniec                                                     LEGAL MATTERS
                                                                       John Dougherty
INVESTMENT ADVISER                 TRANSFER AGENT                      Attorney At Law
Amway Management Company           Amway Stock Transfer Co.            1155 Connecticut Ave. NW, Suite 500
7575 Fulton Street, East           7575 Fulton Street, East            Washington, D.C. 20036
Ada, Michigan 49355-7150           Ada, Michigan 49355-7150

                                   CUSTODIAN
                                   Michigan National Bank
                                   77 Monroe Center
                                   Grand Rapids, Michigan 49501

                             AMWAY MUTUAL FUND, INC.

Performance Review

 The fund is pleased to provide you with an overview of the performance of your Fund for the year ended December 31, 1996.

Total Return Performance*
For the Year Ended Dec. 31, 1996
(not adjusted for any sales charge)
Amway Mutual Fund, Inc.                                               23.18%
Standard & Poor's 500 Stock Index**                                   22.96%

 Following is a review of the Fund's Portfolio Investment Strategy, and performance results presented by Ark Asset Management Co., Inc., the Fund's Sub-Advisor.

Investment Review-1996

 "The Fund is prepared to respond immediately to changing market circumstances and expects to have a good year relative to the S&P 500." This quote from Amway Mutual Fund's 1995 Annual Report appears to be quite prophetic as the Fund outperformed the S&P 500 in 1996. However, what we couldn't realistically anticipate was that the S&P 500 would have one of its best years over the last two decades, netting a return of 22.96% for the year. The Fund's return was an impressive 23.18%. Considering that market results in 1996 followed an even more successful 1995, it becomes quite apparent that we are experiencing one of the most remarkably positive periods for stock prices in the last 50 years. The market thrived due to several factors; including relatively low and stable interest rates, modest economic growth, low inflation rate and a stable global environment (politically and financially).

 Due to a heavy weighting relative to the S&P 500 in financial issues and in the more economically sensitive area of the market, such as papers, metals, and retail stores, a substantial percentage of the Fund's total return was achieved in the first half of the year. During the second half of the year and more specifically, the fourth quarter, the market was fueled by a surge in growth stocks. This led to an excellent finish and an overall prosperous year for blue chip stocks. Investments in energy, financial and basic industry issues also helped the Fund to participate in the progressive rise in stock prices thoughout 1996.

    1996 marked the first full year of management of the Fund by the Sub-Advisor, Ark Investment Management. Ark continued to streamline the Fund and bring it into line with Ark's investment strategies, which reflect a strong value discipline in the investment process and the setting of conservative sell targets on currently held stocks. The value discipline is reflected by investments in companies that pay dividends on a regular basis, and while not all issues held will pay a dividend, enough do so that the yield of the Fund helps counterbalance the effects of a declining market. The result of these investment styles was that the Fund was able to participate in the market rally in blue chip stocks (the Fund was already invested in blue chips due to their dividend paying characteristics) and has also been able to divest itself of overvalued issues.

                             AMWAY MUTUAL FUND, INC.

Outlook

 By the end of 1996, the general consensus among investment professionals was that the market was overvalued in most areas and that picking "winners" will be more difficult in 1997 leading to increased volatility in the market. When considering Ark's investment strategy of maximizing value, the Fund has performed better than expected in the continuously rising markets of 1995 and 1996. Conversely, one of the primary objectives of the value strategy is to position the Fund to perform well in a declining market. More specifically, we will be looking to take advantage of any downturns in the market by acquiring attractive long-term issues at a lower price, and on the other hand, we will be selling any issues that appear to be overvalued during upward trends in the market. In addition, the Fund begins 1997 with a portfolio which has a slightly more favorable price/earnings ratio than the S&P 500. This technique puts the Fund in a position to take advantage of growth in the market and also allows the Fund to defend its valuation in a declining market.

 The major obstacles in 1997 will involve rising interest rates, wages and subsequently a rise in the Consumer Price Index. Historically, these contingencies are indicators of a recessionary period and have negative effects on stock prices. The managment of the Fund will continue to monitor all relevant market factors and stand ready to respond in an efficient manner that is consistent with the investment policies previously outlined.

                             AMWAY MUTUAL FUND, INC.

Average Annual Total Returns***
For Periods Ended 12/31/96 (adjusted for the maximum sales charge of 3.00%)

                              1              5              10
                             Year           Year           Year
                            19.64%         12.02%         13.80%

Amway Mutual Fund, Inc.

 Past performance is not predictive of future performance. Returns and net asset value fluctuate. Shares are redeemable at current net asset value, which may be more or less than original cost.

 Growth of an assumed $10,000 investment in Amway Mutual Fund from 12/31/86 through 12/31/96.


                     Amy Mutual Fund     S&P 500 Stock Index
          12-86              10,000                   10,000
          12-87              10,493                   10,526
          12-88              11,215                   12,274
          12-89              14,897                   16,163
          12-90              15,047                   15,659
          12-91              21,337                   20,431
          12-92              21,714                   21,988
          12-93              24,070                   24,200
          12-94              22,658                   24,520
          12-95              29,581                   33,722
          12-96              36,437                   41,464

 In comparing the Amway Mutual Fund, Inc. to the S&P 500, you should also note that the Fund's performance reflects the maximum sales charge of 3.00%, while no such charges are reflected in the performance of the S&P 500.

  *Total return and average annual total return measure net investment income and capital gain or loss from portfolio investments, assuming reinvestment of all dividends and, for average annual total return only, adjustment for the maximum sales charge of 3.00%. Average annual total return reflects annualized change while total return reflects aggregate change. During the periods noted, securities prices fluctuated. For additional information, see the Prospectus and Statement of Additional Information and the Financial Highlights at the end of this report.

**The Standard & Poor's 500 Stock Index is an unmanaged index generally representative of the U.S. stock market.
***Includes reinvestment of dividends and adjustment for the maximum sales charge of 3.00%.

                             AMWAY MUTUAL FUND, INC.
                             SCHEDULE OF INVESTMENTS
                                DECEMBER 31, 1996



COMMON STOCK-98.62%                        Shares or           Market
                                           Par Value            Value
                                         -------------------------------
                                                                   $

BANKING-1.94%
   Chase Manhattan Corp. (New)               9,100             812,175
   First Chicago NBD Corp.                  25,700           1,381,375
                                                            ----------
                                                             2,193,550
                                                            ----------
BUSINESS SERVICES-7.03%
   Cognizant Corp.                          19,300             636,900
   ITT Corp.                               *37,600           1,630,900
   Nynex Corp.                              60,600           2,916,375
   Xerox Corp.                              52,900           2,783,862
                                                            ----------
                                                             7,968,037
                                                            ----------
CHEMICALS & ALLIED PRODUCTS-8.52%
   Bristol-Meyers Squibb Co.                17,000          1,848,750
   DuPont (E.I.)
   De Nemours & Co.                         22,400           2,114,000
   Eastman Chemical Co.                     29,200           1,613,300
   Grace (W.R.) & Co. Del (New)              7,000             362,250
   Hercules, Inc.                           23,000             994,750
   Pharmacia/Upjohn, Inc.                   54,200           2,147,675
   Union Carbide Corp.                      14,200             580,425
                                                            ----------
                                                             9,661,150
                                                            ----------
COMMUNICATION-14.39%
   AT&T Corp.                              121,600           5,289,600
   Fluor Corp.                              11,900             746,725
   Frontier Corp.                           42,200             954,775
   GTE Corp.                                62,000           2,821,000
   SBC Communications, Inc.                 41,800           2,163,150
   Sprint Corp. Com.                        29,800           1,188,275
   Tele Communication Inc.                *150,000           1,959,375
   US West Media Group                     *63,900           1,182,150
                                                            ----------
                                                            16,305,050
                                                            ----------
CREDIT AGENCIES OTHER THAN BANKS-0.50%
  American Express Co.                      10,100             570,650
                                                            ----------
ELECTRIC & ELECTRONIC EQUIPMENT-5.39%
  Alliedsignal, Inc.                        14,300             958,100
  AMP Inc.                                  44,600           1,711,525
  Raytheon Co.                              21,700           1,044,312
  Rockwell International                    25,900           1,576,663
  Texas Instruments, Inc.                   12,900             822,375
                                                            ----------
                                                             6,112,975
                                                            ----------
ELECTRIC, GAS, & SANITARY SERVICES-1.73%
  Texas Utilities Co.                       13,400             546,050
  WMX Technologies                          43,200           1,409,400
                                                            ----------
                                                             1,955,450
                                                            ----------
FABRICATED METAL PRODUCTS-1.16%
  Masco Corp.                               36,500           1,314,000
                                                            ----------

FOOD AND KINDRED PRODUCTS-2.14%
  Anheuser-Busch Cos. Inc.                  13,900             556,000
  Archer-Daniels-Midland                    59,876           1,317,272
  CPC International, Inc.                    7,100             550,250
                                                            ----------
                                                             2,423,522
                                                            ----------
FOOD STORES-0.80%
  Albertson's, Inc.                         25,300             901,312
                                                            ----------
GENERAL MERCHANDISE STORES-6.49%
  Dillard Department Stores, Inc.           64,000           1,976,000
  Federated Department Stores              *65,600           2,238,600
  May Dept. Stores Co.                      32,700           1,528,725
  Sears, Roebuck & Company                  35,000           1,614,375
                                                            ----------
                                                             7,357,700
                                                            ----------
HEALTH SERVICES-4.99%
  Columbia/HCA Healthcare Corp.             73,200           2,982,900
  Humana, Inc.                             *63,900           1,222,087
  United Healthcare Corp.                   32,100           1,444,500
                                                            ----------
                                                             5,649,487
                                                            ----------
INSTRUMENTS & RELATED PRODUCTS-0.60%
  Eastman Kodak Co.                          8,500             682,125
                                                            ----------

INSURANCE CARRIERS-13.02%
  Aetna Inc.                                36,900           2,952,000
  Allstate Corp.                            45,000           2,604,375
  American International
  Group, Inc.                                6,800             736,100
  Chubb Corp.                               55,900           3,004,625
  General RE Corporation                    14,800           2,334,700
  Loews Corp.                               19,400           1,828,450
  Unum Corp.                                18,000           1,300,500
                                                            ----------
                                                            14,760,750
                                                            ----------


    The accompanying notes are an integral part of these financial statements

                             AMWAY MUTUAL FUND, INC.
                             SCHEDULE OF INVESTMENTS
                                DECEMBER 31, 1996


COMMON STOCK-98.62%                        Shares or           Market
(continued)                                Par Value            Value
                                         -------------------------------
                                                                   $

LUMBER AND WOOD PRODUCTS-0.41%
  Georgia-Pacific Corp.                      6,400             460,800
                                                            ----------
MACHINERY, EXCEPT ELECTRICAL-4.00%
  Digital Equipment Corp.                  *55,300           2,011,537
  International Business Machines           16,700           2,521,700
                                                            ----------
                                                             4,533,237
                                                            ----------
METAL MINING-1.66%
  Newmont Mining Corp.                      42,100           1,883,975
                                                            ----------

MISCELLANEOUS MANUFACTURING
 INDUSTRIES-.00%
  Jan Bell Marketing Warrants                 *762                   8
                                                                     -
MOTION PICTURES-1.61%
  Time Warner, Inc.                         48,700           1,826,250
                                                            ----------
OIL AND GAS EXTRACTION-2.82%
  Occidental Petroleum Corp.                96,000           2,244,000
  Union Pacific Resources                   32,500             950,625
                                                            ----------
                                                             3,194,625
                                                            ----------
PAPER & ALLIED PRODUCTS-2.67%
  Champion International Corp.              41,000           1,773,250
  International Paper Co.                   14,400             581,400
  Kimberly-Clark Corp.                       7,100             676,275
                                                            ----------
                                                             3,030,925
                                                            ----------
PETROLEUM & COAL PRODUCTS-4.22%
  Amerada Hess Corp.                        29,700           1,718,888
  Amoco Corporation                         13,100           1,054,550
  Mobil Corp.                               14,200           1,735,950
  Texaco, Inc.                               2,800             274,750
                                                            ----------
                                                             4,784,138
                                                            ----------
PRIMARY METAL INDUSTRIES-1.31%
  Aluminum Co. of America                   17,200           1,096,500
  LTV Corp. (New)                           32,900             390,688
                                                            ----------
                                                             1,487,188
                                                            ----------
RAILROAD TRANSPORTATION-1.64%
  Burlington Northern Santa Fe               2,200             190,025
  CSX Corp.                                 39,600           1,673,100
                                                            ----------
                                                             1,863,125
                                                            ----------
SECURITY & COMMODITY BROKERS &
SERVICES-2.44%
  Dean Witter Discover, Inc.                41,800           2,769,250
                                                            ----------
STONE, CLAY & GLASS PRODUCTS-0.91%
  PPG Industries                            18,400           1,032,700
                                                            ----------

TRANSPORTATION BY AIR-1.84%
  AMR Corp.                                *13,000           1,145,625
  Delta Air Lines                           13,200             935,550
                                                            ----------
                                                             2,081,175
                                                            ----------
TRANSPORTATION EQUIPMENT-4.06%
  Ford Motor Co.                            80,700           2,572,313
  General Motors Corp.                      25,000           1,393,750
  McDonnell Douglas Corp.                    9,900             633,600
                                                            ----------
                                                             4,599,663
                                                            ----------
WHOLESALE TRADE-DURABLE GOODS-0.33%
  Becton Dickinson & Co.                     8,400             364,350
                                                            ----------
  Total Common Stock-98.62%                               $111,767,167

Cash (Michigan National Bank
Money Market Account)-1.34%                               $  1,513,983

All Other Assets Less Liabilities-.04%                    $     46,252

NET ASSETS-100%                                           $113,327,402
                                                           -----------
                                                           -----------

*Non-dividend producing as of December 31, 1996.


   The accompanying notes are an integral part of these financial statements.

                             AMWAY MUTUAL FUND, INC.


              STATEMENT OF ASSETS AND LIABILITIES
                       DECEMBER 31, 1996

ASSETS:
 Investments in securities, at market
   (identified cost $101,853,381) (Notes 1-A and 3)       $111,767,167
 Cash                                                        1,513,983
 Receivables:
   Dividends                                                   220,516
   Interest                                                      5,511
 Prepaid insurance                                               2,583
                                                           -----------
TOTAL ASSETS                                               113,509,760
                                                           -----------
LIABILITIES:
 Accounts payable:
   Advisory fee (Note 4)                                       153,081
   Transfer agent fee (Note 4)                                  20,477
   Accrued expenses                                              8,800
                                                           -----------
TOTAL LIABILITIES                                              182,358
                                                           -----------
NET ASSETS:
 Capital stock (20,000,000 shares of $1.00 par value
   authorized), amount paid in on 14,871,253
   shares outstanding (Note 2)                            $103,477,968
 Overdistributed net investment income                        (23,735)
 Overdistributed net realized gain on investments             (40,617)
 Net unrealized appreciation on investments                  9,913,786
                                                          ------------
Net assets (equivalent to $7.62 per share)                $113,327,402
                                                          ------------
                                                          ------------
COMPUTATION OF MAXIMUM OFFERING PRICE OF THE
  FUND'S SHARES-as of December 31, 1996:
 Net asset value per share ($113,327,402 DIVIDED BY
   14,871,253 shares)                                               $7.62
   Offering price per share (net asset value plus sales
   commission) (1000/970 x $7.62)                                   $7.86


                         STATEMENT OF OPERATIONS
                      YEAR ENDED DECEMBER 31, 1996

INVESTMENT INCOME:
 Income:
   Dividends                                                $1,894,573
   Interest                                                    153,721
   Security litigation settlement                               29,428
                                                           -----------
 Total income                                                2,077,722
Expenses:
   Advisory fee (Note 4)                                       524,637
   Transfer agent fee (Note 4)                                 242,992
   Custodian fee                                                40,740
   Shareholder
    communications                                              40,382
   Data processing service (Note 5)                             30,749
   Taxes 26,840
   Audit fees                                                   21,023
   Insurance                                                    17,340
   Registration fees                                            10,542
   Legal services                                                6,875
                                                           -----------
 Total expenses                                                962,120
                                                           -----------
   Fees paid indirectly (Note 5)                              (30,749)
                                                           -----------
 Net expenses                                                  931,371
                                                           -----------
NET INVESTMENT INCOME                                        1,146,351
                                                           -----------
REALIZED AND UNREALIZED
 GAIN ON INVESTMENTS:
 Net realized gain (Note 3)                                 17,657,371
Unrealized appreciation on
   investments:
   Beginning of year                                        $8,130,234
   End of year                                               9,913,786
                                                           -----------

 Net change in unrealized appreciation on investments        1,783,552
                                                           -----------
NET GAIN ON INVESTMENTS                                     19,440,923
                                                           -----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS       $20,587,274
                                                           -----------
                                                           -----------


The accompanying notes are an integral part of these financial statements.

                             AMWAY MUTUAL FUND, INC.
                       STATEMENTS OF CHANGES IN NET ASSETS

                                                      Year ended December 31,
                                                      -----------------------
                                                      1996               1995
                                                      ----               ----
NET ASSETS FROM OPERATIONS:
 Net investment income                           $ 1,146,351        $   885,360
 Net realized gain on investments                 17,657,371         12,273,181
 Net increase (decrease) in unrealized
  appreciation                                     1,783,552          5,968,312
                                                 -----------        -----------
 Net increase (decrease) in net assets
  resulting from operations                       20,587,274         19,126,853
                                                 -----------        -----------
DISTRIBUTIONS TO SHAREHOLDERS:
 Net investment income                           (1,149,246)          (909,904)
 Net realized gain from investment transactions (17,613,452)       (12,305,317)
                                                 -----------        -----------
 Total distributions to shareholders            (18,762,698)       (13,215,221)
                                                 -----------        -----------
CAPITAL SHARE TRANSACTIONS (Notes 2 and 4):
 Net proceeds from sale of shares                 31,252,559         13,441,433
 Net asset value of shares issued to
  shareholders in reinvestments of investment
  income and realized gain from security
  transactions                                    18,195,824         12,658,471
                                                 -----------        -----------
                                                  49,448,383         26,099,904
 Payment for shares redeemed                    (15,193,852)       (13,684,375)
                                                 -----------        -----------
 Net increase in net assets derived from
  capital share transactions                      34,254,531         12,415,529
                                                 -----------        -----------
 Net total increase                               36,079,107        18,327,161)
NET ASSETS:
 Beginning of year                                77,248,295         58,921,134
                                                 -----------        -----------
 End of year (includes overdistributed
  net investment income of $23,735 and
  $20,841, respectively)                        $113,327,402        $77,248,295
                                                 -----------        -----------
                                                 -----------        -----------


                          NOTES TO FINANCIAL STATEMENTS

NOTE 1-SIGNIFICANT ACCOUNTING POLICIES

 The Company is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company.

(A) Security Valuation-Investments in securities listed or admitted to trading on a national securities exchange are valued at their last reported sale price before the time of valuation. If a security is traded only in the over-the-counter market, or if no sales have been reported for a listed security on that day, it is valued at the mean between the current closing bid and ask prices. Securities for which market quotations are not readily available, including any restricted securities (none at December 31, 1996), and other assets of the Fund are valued at fair market value as determined in good faith by the Fund's Board of Directors.

(B) Federal Income Taxes-It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from substantially all federal income taxes.

(C) Security Transactions and Related Investment Income-Security transactions are accounted for on the trade date and dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Realized gains and losses from security transactions and unrealized appreciation and depreciation of investments are reported on a specific identification basis. Dividends and distributions to shareholders are recorded by the Fund on the ex-dividend date.

                             AMWAY MUTUAL FUND, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                   (Continued)

NOTE 2-CAPITAL STOCK

 At December 31, 1996, there were 20,000,000 shares of $1.00 par value capital stock authorized. Transactions in capital stock were as follows:

                                                       YEAR ENDED DECEMBER 31,
                                                          1996          1995

    Shares:
    Outstanding, beginning of year                     10,399,006     8,566,411
                                                     ------------   -----------
    Sold                                                3,924,168     1,917,496
    Issued in payment of dividends                      2,435,854     1,734,037
                                                     ------------   -----------
                                                        6,360,022     3,651,533
    Redeemed                                            1,887,775     1,818,938
                                                     ------------   -----------
    Net increase for the year                           4,472,247     1,832,595
                                                     ------------   -----------
    Outstanding, end of year                           14,871,253    10,399,006
                                                     ------------   -----------
                                                     ------------   -----------

NOTE 3-INVESTMENT TRANSACTIONS

 At December 31, 1996, the cost of investments owned was $101,869,174 for federal income tax purposes. Aggregate gross unrealized gains on securities in which there was an excess of market value over tax cost were $11,794,193. Aggregate gross unrealized losses on securities in which there was an excess of tax cost over market value were $1,896,200. Net unrealized gains for tax purposes were $9,897,993 at December 31, 1996.

 Realized gains from sales of investments were determined on the basis of specific identification. For tax purposes, gains of $17,614,298 were realized on investments.

 For the year ended December 31, 1996, cost of purchases and proceeds from sales of investments, other than corporate short-term notes, aggregated $108,722,471 and $91,985,238, respectively.

NOTE 4-INVESTMENT ADVISORY FEE AND OTHER TRANSACTIONS WITH AFFILIATES

 The Investment Advisory and Service Contract between the Fund and Amway Management Company provides for an annual investment advisory and management fee, computed daily and payable quarterly, of .55 of 1% of total net assets. The advisory fees incurred by the Fund amounted to $524,637 in 1996. Under the Principal Underwriter Agreement between the Fund and Amway Management Company, the advisor receives a net commission for the distribution of the Fund's shares. This commission paid by the shareholder upon purchase amounted to $478,319 in 1996.

 Amway Stock Transfer Co. acts as the Fund's agent for transfer of the Fund's shares and disbursement of the Fund's distributions. The transfer agent fee incurred by the Fund amounted to $242,992 in 1996.

 A beneficial shareholder of Amway Management Company and Amway Stock Transfer Company is also a beneficial shareholder of approximately 20% (as of December 31, 1996) of the outstanding capital shares of the Fund.

 Certain officers and directors of the Fund are affiliated with the investment advisor and stock transfer agent.

The officers serve without compensation from the Fund. Directors' fees, amounting to $16,000 in 1996, were paid by Amway Management Company, the Fund's investment advisor. The director's payments consist of an annual retainer plus a per meeting fee.

                             AMWAY MUTUAL FUND, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                   (Concluded)

NOTE 5-DATA PROCESSING SERVICE

 Portfolio accounting services for the Fund in the amount of $30,749 are paid for through the use of directed brokerage commissions.

NOTE 6-EVENT SUBSEQUENT TO DECEMBER 31, 1996

 A certain class of distributors of Amway Corporation and Amway of Canada, Ltd. (Corporations) received from each Corporation part of its distributor's profit-sharing bonus in Amway Mutual Fund, Inc. common stock shares. On January 9, 1997, the Corporations purchased 1,657,275 Amway Mutual Fund shares valued at $12,777,588 (based on the net asset value of $7.71 per share) and transferred the shares to these distributors.

                       SELECTED PER SHARE DATA AND RATIOS
   (Selected data for each share of capital stock outstanding throughout each period.)

                                                                  Year ended December 31,
                                                                  -----------------------
                             1996       1995*     1994     1993     1992       1991       1990       1989          1988      1987
                            ------------------------------------------------------------------------------------------------------
Net Asset Value,
 beginning of period        $7.43      $6.88     $7.71     $7.57    $8.11      $6.82       $7.26      $6.49       $7.87      $7.82
                            -------------------------------------------------------------------------------------------------------
Income from investment
 operations:
 Net investment income        .10        .10       .03       .02      .02        .06         .08        .16         .16        .13
 Net gain (loss) on
  securities                 1.59       1.98      (.49)      .78      .10       2.65        (.01)      1.93         .36        .47
                           --------------------------------------------------------------------------------------------------------
Total from investment
 operations                  1.69       2.08      (.46)      .80      .12       2.71         .07       2.09         .52        .60
                           --------------------------------------------------------------------------------------------------------
Distributions:
 Dividends (from net
  investment income)          .09        .11       .03       .02      .02        .06         .08        .16         .15        .13
 Distributions (from
  capital gains)             1.41       1.42       .34       .64      .64       1.36         .43       1.16        1.75        .42
                           --------------------------------------------------------------------------------------------------------
Total distributions          1.50       1.53       .37       .66      .66       1.42         .51       1.32        1.90        .55
                           --------------------------------------------------------------------------------------------------------
Net Asset Value,
 end of period              $7.62      $7.43     $6.88     $7.71    $7.57      $8.11       $6.82      $7.26       $6.49      $7.87
                           --------------------------------------------------------------------------------------------------------
Total Return**              23.18%     30.55%    (5.87%)   10.85%    1.77%     41.81%       1.01%     32.83%       6.89%      8.02%

Ratios/Supplemental Data
 Net assets, end of
  period (000's omitted) $113,327    $77,248   $58,921   $61,741  $55,342    $53,238     $38,286    $39,029     $31,274    $32,765
 Ratio of expenses to
  average net assets***       1.0%       1.1%      1.1%      1.1%     1.1%       1.1%        1.2%       1.2%        1.3%       1.1%
 Ratio of net income to
  average net assets          1.2%       1.2%       .4%       .2%      .3%        .7%        1.1%       2.0%        1.9%       1.4%
 Portfolio turnover rate    100.4%     173.3%     78.1%     91.5%   136.5%     160.4%      171.1%      14.6%      135.5%      15.3%
 Average commission
  rate per share           $.0600     $.0598    $.0597    $.0682   $.0691     $.0697      $.0708     $.0684      $.0672     $.0669


  *Effective May 1, 1995 Ark Asset Management Co., Inc. entered into a Sub-Advisory Agreement with the Fund. Kemper Financial Services previously served as the Fund's sub-advisor.
 **Total return does not reflect the effect of the sales charge.
***The Fund's portfolio accounting services expense in the amount of $2,500 per month ($30,000 annual base fee) was paid through the use of directed brokerage commissions. Ratio includes fees paid with brokerage commissions for fiscal years ending after September 1, 1995.

                             AMWAY MUTUAL FUND, INC.

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors
Amway Mutual Fund, Inc.
Ada, Michigan


 We have audited the accompanying statement of assets and liabilities of Amway Mutual Fund, Inc., including the schedule of investments, as of December 31, 1996, the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and the selected per share data and ratios for each of the ten years in the period then ended. These financial statements and per share data and ratios are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and per share data and ratios based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and per share data and ratios are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and selected per share data and ratios. Our procedures included confirmation of securities owned as of December 31, 1996 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and selected per share data and ratios presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements and selected per share data and ratios referred to above present fairly, in all material respects, the financial position of Amway Mutual Fund, Inc. as of December 31, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the selected per share data and ratios for each of the ten years in the period then ended in conformity with generally accepted accounting principles.

                                        BDO SEIDMAN, LLP
                                        Certified Public Accountants

Grand Rapids, Michigan
January 17, 1997

                             AMWAY MUTUAL FUND, INC.
                                    FORM N-1A

                                     PART C

                                OTHER INFORMATION


               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Amway Mutual Fund, Inc.
Ada, Michigan


    We hereby consent to the incorporation by reference in the Statement of Additional Information constituting a part of the Registration Statement for SEC File #2-39663, Post-Effective Amendment No. 42 of our report dated
January 17, 1997, relating to the financial statements, schedules and selected per share data and ratios of Amway Mutual Fund, Inc. appearing in the Company's Annual Shareholders Report for the year ended December 31, 1996.

    We also consent to the reference to us under the captions "Financial Highlights" in the Prospectus and "Auditors" in the Statement of Additional Information.

                                                  BDO Seidman, LLP


Grand Rapids, Michigan
March 3, 1997

                AMWAY MUTUAL FUND, INC. AND CASH EQUIVALENT FUND
                               ACCOUNT APPLICATION
                        Mail to: Amway Management Company
                7575 Fulton Street East, Ada, Michigan 49355-7150
                        (616) 787-6288 or (800) 346-2670


1. INVESTMENT SELECTION
Please make my investment in the Fund(s) below.
Make check payable to: Amway Management Company

/ /  Amway Mutual Fund, Inc.                      $__________
     (MINIMUM INITIAL INVESTMENT $500)

Cash Equivalent Fund (CEF)*
     (MINIMUM INITIAL INVESTMENT $1,000 PER PORTFOLIO)
/ /  Money Market Portfolio                       $__________
/ /  Government Securities Portfolio              $__________
/ /  Tax-Exempt Portfolio                         $__________

*Available for U.S. residents only.

EXCHANGE PRIVILEGE
Amway Mutual Fund shares can be exchanged in and out of the Cash Equivalent Fund money market fund. For additional information see the prospectus for Amway Mutual Fund, Inc.

2.  ACCOUNT REGISTRATION
    (Choose One Only)

/ / INDIVIDUAL OR JOINT ACCOUNT
____________________________________________________
Owner's Name: First, Middle, Last
                                   ___     ___
____________________________________________________
A.D.A. No.                   Soc. Sec. No. (for IRS)

____________________________________________________
Joint Owner's Name: First, Middle, Last
     ___     ___
____________________________________________________
Soc.Sec. No. (for IRS)

Registration will be "JOINT TENANTS WITH RIGHTS OF SURVIVORSHIP" unless otherwise specified.

/ / GIFTS TO MINORS:
____________________________________________________
Custodian's Name: (One Name only)
____________________________________________________
Minor's State of Residence
____________________________________________________
Minor's Name: First, Middle, Last
         ___     ___
____________________________________________________
Minor's Social Security Number

/ / CORPORATIONS, TRUSTS, ETC. OR OTHERS IN ANY FIDUCIARY CAPACITY
____________________________________________________
Name
____________________________________________________
A.D.A. No.     Tax I.D. Number
Type: / / Corporation  / / Association
      / / Partnership  / / Trust/Date of Trust _____
____________________________________________________
Trustee

3. MAILING ADDRESS

__________________________________________________________
Street or P.O. Box
__________________________________________________________
City, State, Zip
(         )
__________________________________________________________
Daytime Phone (include Area Code)
(    )
__________________________________________________________
Evening Phone (include Area Code)

4. CITIZENSHIP
     / / United States       / / Resident Alien
     / / Non-Resident Alien: Indicate Country of Residence __________

5. DIVIDEND AND CAPITAL GAIN OPTIONS
   (Please check ONE box for each type of distribution)
If no box is checked, all dividends and capital gain distributions will be reinvested, increasing your shares. Reinvested shares are invested at the net asset value per share without a sales charge.

Cash Equivalent Fund dividends                    / /  Cash Reinvested
Amway Mutual Fund income dividends                / /  Cash Reinvested
Amway Mutual Fund
Capital Gain distributions                        / /  Cash Reinvested


6. TELEPHONE OR TELEGRAM TRANSACTION OPTION
   / / Yes     / / No    (YES box must be checked to authorize this option).
I/We hereby authorize Amway Stock Transfer Company (ASTC) and/or Amway Management Company (AMC) to honor any telephone or telegram transaction requests from any person representing themselves to be the Investor and identifying the account by its number. Telephone and Telegraph transactions will be recorded and written confirmations will be mailed to shareholders. This option is available only when no stock certificates have been issued. The proceeds will be mailed to the name and address in which the Fund account is registered, or mailed or wired to the bank account designated below (applies only if the bank account registration matches exactly the fund account registration). It is understood that a bank fee may be charged for each wire redemption of $5,000 or less. Before this option is effective for a corporation, partnership, or other organizations, additional documents may be required. This option is not available for Profit-Sharing Trust and IRA accounts. These procedures are established to confirm that telephone or telegraph transaction requests are genuine. For assistance or additional information, please contact AMC. It is understood that neither Amway Mutual Fund, ASTC, nor AMC will be responsible for the authenticity of transaction instructions received by telephone or telegram and will not be liable for any loss, liability, cost, or expense for acting upon such instructions. The Investor bears the risk of loss unless the Fund, AMC and ASTC fails to follow the procedures designed to confirm instructions as genuine.

BANK REGISTRATION (PLEASE PROVIDE DEPOSIT SLIP)
__________________________________________________________
Name of Your Bank   Branch
__________________________________________________________
Bank Checking Account Number       Nine Digit Bank ABA #
__________________________________________________________
Address of Bank
__________________________________________________________
__________________________________________________________
Name(s) in which bank account is registered. (Fund registration must be identical to bank account registration).
(Please see reverse side)

7. OPTIONAL CHECKWRITING PRIVILEGE
     Cash Equivalent Fund Portfolios Only
     / / Yes   / / No
If yes, the undersigned authorizes drafts drawn against my Cash Equivalent Fund account to be honored and the redemption of a sufficient number of Fund shares to pay such drafts. Minimum amount: $250.00 per draft.

JOINT ACCOUNTS
Check whether / / only one owner or / / all owners are required to sign Redemption Checks.

INSTITUTIONAL ACCOUNTS
Indicate the number of authorized signers required to sign Redemption
Checks.   / / 1     / / 2     / / 3     / / 4

INSTITUTIONAL ACCOUNTS
Please type or print names and title of authorized signers. Persons signing as representatives for an institutional account warrant as individuals that each person is an authorized representative, that the account and privileges selected have been duly authorized, that all signatures hereon are genuine and that the persons indicated hereon are authorized to sign.
A. _________________________________________________
B. _________________________________________________
C. _________________________________________________
D. _________________________________________________
SIGNATURE GUARANTEE
ALWAYS REQUIRED FOR ANY CHANGE OR MODIFICATION. REQUIRED ON ALL INSTITUTIONAL ACCOUNTS. NOT REQUIRED WHEN ESTABLISHING AN INDIVIDUAL ACCOUNT. Signature guarantee must be provided by a commercial bank, trust company, member of national securities exchange, or savings and loan association.

AFFIX SIGNATURE GUARANTEE STAMP


8. REQUIRED INFORMATION AND SIGNATURES
   (All shareholders must sign.)

I/We have full right, power, authority and legal capacity (if a natural person, am/are of legal age in state of residence) to purchase shares of the Fund(s). I/We affirm that I/we have received and read the current Prospectuses of the Funds and agree to their terms. I/We understand the Funds' investment objectives and program and have determined that the Fund(s) is/are a suitable investment based upon my/our investment needs and financial situation. By signing below (a) I/we understand that this account will have the Exchange Privilege capability with the Amway Mutual Fund and the portfolios of the Cash Equivalent Fund and that all information provided in the above items will apply to any fund into which my/our shares may be exchanged and I/we understand that the Exchange Privilege can be modified or terminated as described in the prospectus; (b) I/we hereby ratify any instructions given on this account and any account into which I/we exchange relating to the above items and agree that neither the Fund(s), the transfer agency nor Amway Management Company will be liable for any loss, cost or expense for acting upon such instructions (by telephone or writing) believed to be genuine and in accordance with the procedures described in the Prospectus; and (c) my/our responsibility is to read the Prospectus of any Fund into which I/we exchange.

Under penalties or perjury, I/we (the first name and joint owner listed on a joint account) certify (1) that the number shown in the Account Registration (Section 2) below my/our name(s) on this application is my/our correct taxpayer identification number and (2) that I/we am/are not subject to backup withholding because: (a) I/we have not been notified of being subject to backup withholding as a result of a failure to report all interest or dividends, or (b) the Internal Revenue Service has notified me/us that I/we am/are no longer subject to backup withholding. (Please cross out 2(a) and (b) if incorrect.)

SIGN IN BOX BELOW EXACTLY AS NAME OR NAMES APPEAR IN REGISTRATION ABOVE OR IN THE LIST BELOW WITH BLUE OR BLACK BALLPOINT. Note especially first name and middle initial.

A. Signature of Owner, Trustee, Custodian, or authorized Corporate Officer.
Date

B. Signature of Joint Owner, Co-Trustee, etc. (if any) Date

C. Signature of Joint Owner, Co-Trustee, etc. (if any) Date


D. Signature of Joint Owner, Co-Trustee, etc. (if any) Date

The application shall become a contract only upon acceptance by the Fund. The purchase, sale and issuance of shares shall be governed by the laws of the State of Michigan, and the passage of title and the delivery of shares shall be deemed to take place in Michigan. Additional documents must be requested from the Fund to establish a Profit-Sharing Trust or Individual Retirement Account.

FOR AMWAY MANAGEMENT COMPANY USE ONLY
Master Account Number:    70347
Dealer Number:            60063

CASH EQUIVALENT FUND ACCOUNT NUMBER:
Money Market Port.   3417 ______ ______ ______ ______ ______ ___
Gov't Sec. Port.     3413 ______ ______ ______ ______ ______ ___
Tax-Exempt Port.     3415 ______ ______ ______ ______ ______ ___

                       EXHIBIT OF PERFORMANCE CALCULATIONS


    This exhibit reflects the calculation of the performance figures that appear under "Investment Performance Information" in Part A (information required in a prospectus) for Amway Mutual Fund, Inc. ("Fund").

    The average annual total return for the Fund for a specific period is found by taking a hypothetical $1,000 investment ("Initial Investment") at the beginning of the period, adjusting for the maximum sales charge (3.0% of the offering price), reinvesting all dividends and capital gains at the net asset value on the reinvestment dates during the period, and computing the redeemable value at the end of the period. The redeemable value is then divided by the initial investment, and this quotient is taken to the Nth root (N representing the number of years in the period) and 1 is subtracted from the result, which is then expressed as a percentage. Thus, the following formula applies:

         Average Annual Total Return =

    Using the formula provided, average annual total return for the 1, 5, and 10 year periods are calculated in the following schedules which are included on Pages C-23 through C-26.


-----------------------------------------------------------------------------------------------------------------------------------
                                                      ONE YEAR
-----------------------------------------------------------------------------------------------------------------------------------
                          INITIAL     DIVIDENDS   CAP GAIN      EXECUTION         SHARES FROM  VALUE OF  ORDINARY INC   ACC ORDINARY
DATE     DESCRIPTION     INVESTMENT     PER SH.   PER SH.   PRICE     NAV/SH    INITIAL INV.   SHARES    DIVIDENDS $    INC DIV $
-----------------------------------------------------------------------------------------------------------------------------------
12/31/95  Purchase       $1,000.00                          7.650                  130.719
 3/31/96  Qtr. FMV                                                    8.140        130.719    1,064.05
 6/30/96  Qtr. FMV                                                    8.320        130.719    1,087.58
 9/30/96  Qtr. FMV                                                    8.480        130.719    1,108.50
12/18/96  OID & CG                       0.092     1.410    7.470                  130.719                  12.03           12.03
12/31/96  Qtr. FMV                                                    7.620        130.719      996.08


---------------------------------------------------------------------------------------------------------------------------------
OID        ACC    ACC     CAP      ACC CAP     CAP GAIN     ACC CAP      ACC CAP GAIN     TOTAL     TOTAL        AVERAGE
           OID    OID    GAIN      GAIN         DIST         GAIN                         SHARES    SHARES
SHARES    SHARES  CURR   DIST $    DIST $      SHARES        DIST        CURRENT FMV      OWNED     OWNED 12/31    ANNUAL
                  FMV                                       SHARES                                  FMV            RETURN
---------------------------------------------------------------------------------------------------------------------------------
                                                                                          130.719

                                                                                          130.719     1,064.05
                                                                                          130.719     1,087.58
                                                                                          130.719     1,108.50
1.610     1.610          184.31    184.31    24.674        24.674                         157.003
          1.610   12.27            184.31                  24.674         188.01          157.003     1,196.36      19.6361%


-----------------------------------------------------------------------------------------------------------------------------------
                                                      FIVE YEARS
-----------------------------------------------------------------------------------------------------------------------------------
                         INITIAL      DIVIDENDS    CAP GAIN      EXECUTION      SHARES FROM    VALUE OF  ORDINARY INC   ACC ORDINARY
DATE       DESCRIPTION   INVESTMENT     PER SH.    PER SH.  PRICE     NAV/SH    INITIAL INV.   SHARES    DIVIDENDS $    INC DIV $
-----------------------------------------------------------------------------------------------------------------------------------
12/31/91   Purchase     $ 1,000.00                          7.850                  127.389
 3/31/92   Qtr. FMV                                                   7.660        127.389     975.80
 6/30/92   Qtr. FMV                                                   7.260        127.389     924.84
 9/30/92   Qtr. FMV                                                   7.420        127.389     945.22
12/15/92   OID & CG                      0.022     0.638    7.310                  127.389                   2.80            2.80
12/31/92   Qtr. FMV                                                   7.570        127.389     964.33

 3/31/93   Qtr. FMV                                                   7.940        127.389   1,011.46
 6/30/93   Qtr. FMV                                                   7.870        127.389   1,002.55
 9/30/93   Qtr. FMV                                                   8.310        127.389   1,058.60
12/14/93   OID & CG                      0.020     0.640    7.470                  127.389                   2.78            5.58
12/31/93   Qtr. FMV                                                   7.710        127.389     982.17

 3/31/94   Qtr. FMV                                                   7.410        127.389     943.95
 6/30/94   Qtr. FMV                                                   7.020        127.389     894.27
 9/30/94   Qtr. FMV                                                   7.270        127.389     926.11
12/19/94   OID & CG                      0.030     0.340    6.740                  127.389                   4.53           10.12
12/31/94   Qtr. FMV                                                   6.880        127.389     876.43

 3/31/95   Qtr. FMV                                                   7.330        127.389     933.76
 6/30/95   Qtr. FMV                                                   7.820        127.389     996.18
 9/30/95   Qtr. FMV                                                   8.540        127.389   1,087.90
12/20/95   OID & CG                      0.105     1.420    7.300                  127.389                  16.74           26.86
12/31/95   Qtr. FMV                                                   7.430        127.389     946.50

 3/31/96   Qtr. FMV                                                   8.140        127.389   1,036.94
 6/30/96   Qtr. FMV                                                   8.320        127.389   1,059.87
 9/30/96   Qtr. FMV                                                   8.480        127.389   1,080.25
12/18/96   OID & CG                      0.092     1.410    7.470                  127.389                  17.73            44.59
12/31/96   Qtr. FMV                                                   7.620        127.389    970.70


----------------------------------------------------------------------------------------------------------------------------------
OID       ACC OID  ACC     CAP       ACC CAP    CAP GAIN     ACC CAP     ACC CAP       TOTAL      TOTAL          AVERAGE
                   OID     GAIN      GAIN       DIST         GAIN         GAIN         SHARES     SHARES
SHARES    SHARES   CURR    DIST $    DIST $     SHARES       DIST        CURRENT       OWNED      OWNED          ANNUAL
                   FMV                                      SHARES        FMV                     12/31 FMV      RETURN
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                        127.389
                                                                                        127.389      975.80
                                                                                        127.389      924.84
                                                                                        127.389      945.22
0.383     0.383           81.27      81.27     11.118       11.118                      138.890
          0.383   2.90               81.27                  11.118        84.16         138.890    1,051.40        5.1398%

          0.383   3.04               81.27                  11.118        88.28         138.890    1,102.79
          0.383   3.02               81.27                  11.118        87.50         138.890    1,093.07
          0.383   3.19               81.27                  11.118        92.39         138.890    1,154.18
0.372     0.755           88.89      170.16    11.900      23.018                       151.162
          0.755   5.82               170.16                23.018        177.47         151.162    1,165.46        7.9563%

          0.755   5.60               170.16                23.018        170.56         151.162   1,120.11
          0.755   5.30               170.16                23.018        161.58         151.162   1,061.15
          0.755   5.49               170.16                23.018        167.34         151.162   1,098.94
0.673     1.428           51.39      221.56     7.625      30.643                       159.460
          1.428   9.83               221.56                30.643        210.82         159.460   1,097.08         3.1367%

          1.428   10.47              221.56                30.643        224.61         159.460   1,168.84
          1.428   11.17              221.56                30.643        239.63         159.460   1,246.97
          1.428   12.20              221.56                30.643        261.69         159.460   1,361.79
2.294     3.722           226.43     447.99    31.018      61.661                       192.771
          3.722   27.65              447.99                61.661        458.14         192.771   1,432.29         9.3976%

          3.722   30.29              447.99                61.661        501.92         192.771   1,569.16
          3.722   30.96              447.99                61.661        513.02         192.771   1,603.86
          3.722   31.56              447.99                61.661        522.89         192.771   1,634.70
2.374     6.096           271.81     719.80    36.387      98.048                       231.532
          6.096   46.45              719.80                98.048        747.12         231.532   1,764.28         12.0246%



-----------------------------------------------------------------------------------------------------------------------------------
                                                      TEN YEARS
-----------------------------------------------------------------------------------------------------------------------------------
                         INITIAL      DIVIDENDS    CAP GAIN     EXECUTION        SHARES FROM  VALUE OF  ORDINARY INC   ACC ORDINARY
DATE       DESCRIPTION   INVESTMENT   PER/ SH.     PER SH.  PRICE     NAV/SH    INITIAL INV.   SHARES    DIVIDENDS $    INC DIV $
-----------------------------------------------------------------------------------------------------------------------------------
12/31/86   Purchase     $ 1,000.00                          8.050                  124.224
 3/31/87   Qtr. FMV                                                   9.860        124.224    1,224.84
 6/15/87   OID                        0.060                10.070                 124.224                 7.45             7.45
 6/30/87   Qtr. FMV                                                   9.920        124.224    1,232.30
 9/30/87   Qtr. FMV                                                  10.720        124.224    1,331.68
12/11/87   OID & CG                   0.070        0.420    7.320                  124.224                 8.75            16.20
12/31/87   Qtr. FMV                                                   7.870        124.224      977.64

 3/31/88   Qtr. FMV                                                   8.040        124.224      998.76
 6/15/88   OID                        0.070                 8.490                  124.224                 9.33            25.53
 6/30/88   Qtr. FMV                                                   8.520        124.224    1,058.39
 9/30/88   Qtr. FMV                                                   8.280        124.224    1,028.57
12/16/88   OID & CG                   0.085        1.745    6.410                  124.224                11.43            36.96
12/31/88   Qtr. FMV                                                   6.490        124.224      806.21

 3/31/89   Qtr. FMV                                                   6.870        124.224      853.42
 6/21/89   OID                        0.090                 7.460                  124.224                15.55            52.51
 6/30/89   Qtr. FMV                                                   7.370        124.224      915.53
 9/30/89   Qtr. FMV                                                   8.240        124.224    1,023.60
12/15/89   OID & CG                   0.070        1.160    7.100                  124.224                12.24            64.76
12/31/89   Qtr. FMV                                                   7.260        124.224      901.86

 3/31/90   Qtr. FMV                                                   7.240        124.224      899.38
 6/20/90   OID                        0.050                 7.660                  124.224                10.26            75.01
 6/30/90   Qtr. FMV                                                   7.670        124.224      952.80
 9/30/90   Qtr. FMV                                                   6.550        124.224      813.66
12/14/90   OID & CG                   0.030        0.430    6.740                  124.224                 6.20            81.21
12/31/90   Qtr. FMV                                                   6.820        124.224      847.20

 3/31/91   Qtr. FMV                                                   8.220        124.224     1,021.12
 6/14/91   OID                        0.050                 8.340                  124.224                11.03            92.24
 6/30/91   Qtr. FMV                                                   7.980        124.224       991.30
 9/30/91   Qtr. FMV                                                   8.450        124.224     1,049.69
12/13/91   OID & CG                   0.010        1.360    7.390                  124.224                 2.22            94.46
12/31/91   Qtr. FMV                                                   8.110        124.224     1,007.45

 3/31/92   Qtr. FMV                                                   7.660        124.224       951.55
 6/30/92   Qtr. FMV                                                   7.260        124.224       901.86
 9/30/92   Qtr. FMV                                                   7.420        124.224       921.74
12/15/92   OID & CG                   0.022        0.638    7.310                  124.224                 5.79           100.25
12/31/92   Qtr. FMV                                                   7.570        124.224       940.37

 3/31/93   Qtr. FMV                                                   7.940        124.224       986.34
 6/30/93   Qtr. FMV                                                   7.870        124.224       977.64
 9/30/93   Qtr. FMV                                                   8.310        124.224     1,032.30
12/14/93   OID & CG                   0.020        0.640     7.470                 124.224                 5.74           105.99
12/31/93   Qtr. FMV                                                   7.710        124.224       957.76

 3/31/94   Qtr. FMV                                                   7.410        124.224       920.50
 6/30/94   Qtr. FMV                                                   7.020        124.224       872.05
 9/30/94   Qtr. FMV                                                   7.270        124.224       903.11
12/19/94   OID & CG                   0.030        0.340     6.740                 124.224                 9.37           115.35
12/31/94   Qtr. FMV                                                   6.880        124.224       854.66

 3/31/95   Qtr. FMV                                                   7.330        124.224       910.56
 6/30/95   Qtr. FMV                                                   7.820        124.224       971.43
 9/30/95   Qtr. FMV                                                   8.540        124.224     1,060.87
12/20/95   OID & CG                   0.105        1.420     7.300                 124.224                 34.58          149.93
12/31/95   Qtr. FMV                                                   7.430        124.224       922.98

 3/31/96   Qtr. FMV                                                   8.140        124.224      1,011.18
 6/30/96   Qtr. FMV                                                   8.320        124.224      1,033.54
 9/30/96   Qtr. FMV                                                   8.480        124.224      1,053.42
12/18/96   OID & CG                   0.092        1.410     7.470                 124.224         36.63                  186.56
12/31/96   Qtr. FMV                                                   7.620        124.224        946.58



-----------------------------------------------------------------------------------------------------------------------------------
OID       ACC OID  ACC    CAP       ACC CAP     CAP GAIN   ACC CAP      ACC CAP       TOTAL       TOTAL         AVERAGE
                   OID    GAIN      GAIN         DIST      GAIN         GAIN          SHARES      SHARES
SHARES    SHARES   CURR   DIST $    DIST $      SHARES     DIST SHARES  CURRENT       OWNED       OWNED 12/31   ANNUAL
                   FMV                                                 FMV                         FMV          RETURN
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                         124.224
                                                                                         124.224
0.740     0.740             0.00       0.00       0.000        0.000                     124.964
          0.740     7.34               0.00                    0.000                     124.964   1,239.64
          0.740     7.93               0.00                    0.000                     124.964   1,339.61
1.195     1.935            52.48      52.48       7.170        7.170                     133.329
          1.935    15.23              52.48                    7.170         56.43       133.329   1,049.30       4.9298%

          1.935    15.56               52.48                   7.170         57.65       133.329   1,071.96
1.099     3.034             0.00       52.48      0.000        7.170                     134.428
          3.034    25.85               52.48                   7.170         61.09       134.428   1,145.33
          3.034    25.13               52.48                   7.170         59.37       134.428   1,113.06
1.783     4.817           234.58      287.06     36.595       43.766                     172.806
          4.817    31.26              287.06                  43.766        284.04       172.806   1,121.51       5.9015%

          4.817    33.09              287.06                  43.766        300.67       172.806   1,187.18
2.085     6.902             0.00      287.06      0.000       43.766                     174.891
          6.902    50.87              287.06                  43.766        322.55       174.891   1,288.95
          6.902    56.87              287.06                  43.766        360.63       174.891   1,441.10
1.724     8.626           202.87      489.94     28.574       72.339                     205.189
          8.626    62.63              489.94                  72.339        525.18       205.189   1,489.67      14.2081%

          8.626    62.45              489.94                  72.339        523.74       205.189   1,485.57
1.339     9.965             0.00      489.94      0.000       72.339                     206.528
          9.965    76.44              489.94                  72.339        554.84       206.528   1,584.07
          9.965    65.27              489.94                  72.339        473.82       206.528   1,352.76
0.919    10.885            88.81      578.74     13.176       85.515                     220.624
         10.885    74.23              578.74                  85.515        583.22       220.624   1,504.65      10.7539%

         10.885    89.47              578.74                  85.515        702.94       220.624   1,813.53
1.323    12.207             0.00      578.74      0.000       85.515                     221.946
         12.207    97.42              578.74                  85.515        682.41       221.946   1,771.13
         12.207   103.15              578.74                  85.515        722.61       221.946   1,875.45
0.300    12.508            301.85     880.59     40.845      126.361                     263.092
         12.508   101.44              880.59                 126.361      1,024.79       263.092   2,133.68      16.3659%

         12.508    95.81              880.59                 126.361        967.92       263.092   2,015.29
         12.508    90.81              880.59                 126.361        917.38       263.092   1,910.05
         12.508    92.81              880.59                 126.361        937.60       263.092   1,952.14
0.792    13.300             167.85  1,048.44     22.962      149.323                     286.846
         13.300   100.68            1,048.44                 149.323       1,130.37      286.846   2,171.42      13.7952%

         13.300   105.60            1,048.44                 149.323       1,185.62      286.846   2,277.56
         13.300   104.67            1,048.44                 149.323       1,175.17      286.846   2,257.48
         13.300   110.52            1,048.44                 149.323       1,240.87      286.846   2,383.69
0.768    14.068             183.58  1,232.02    24.576       173.899                     312.190
         14.068   108.46            1,232.02                 173.899       1,340.76      312.190   2,406.98      13.3695%

         14.068   104.24            1,232.02                 173.899       1,288.59      312.190   2,313.33
         14.068    98.75            1,232.02                 173.899       1,220.77      312.190   2,191.57
         14.068   102.27            1,232.02                 173.899       1,264.24      312.190   2,269.62
1.390    15.457             106.14  1,338.17    15.748       189.647                     329.328
         15.457   106.34            1,338.17                 189.647       1,304.77      329.328   2,265.78      10.7649%

         15.457   113.30            1,338.17                 189.647       1,390.11      329.328   2,413.97
         15.457   120.87            1,338.17                 189.647       1,483.04      329.328   2,575.34
         15.457   132.00            1,338.17                 189.647       1,619.59      329.328   2,812.46
4.737    20.194             467.65  1,805.81    64.061       253.708                     398.126
         20.194   150.04            1,805.81                 253.708       1,885.05      398.126   2,958.07      12.8066%

         20.194   164.38            1,805.81                 253.708       2,065.18      398.126   3,240.74
         20.194   168.01            1,805.81                 253.708       2,110.85      398.126   3,312.41
         20.194   171.25            1,805.81                 253.708       2,151.45      398.126   3,376.11
4.903    25.097             561.36  2,367.17    75.148       328.856                     478.177
         25.097   191.24            2,367.17                 328.856       2,505.89      478.177   3,643.71      13.8032%

                       POWER OF ATTORNEY


    WHEREAS, AMWAY MUTUAL FUND, INC. (herein referred to as the Fund) files with the Securities and Exchange Commission, under the provisions of the Securities Act of 1933, as amended, and of the Investment Company Act of 1940, as amended, its Registration Statement, relating to the sale of shares of Common Stock of the Fund; and

    WHEREAS, each of the undersigned hold the office or offices in the fund herein below set opposite his name, respectively;

    NOW, THEREFORE, each of the undersigned hereby constitutes and appoints JAMES J. ROSLONIEC, individually, his attorney, with the full power to act for him and in his name, place, and stead to sign his name, in the capacity or capacities set forth below, to the Registration Statement, relating to the sale of shares of Common Stock of the Fund, and to any and all amendments to such Registration Statement, and hereby ratifies and confirms all that said attorney may or shall lawfully do or cause to be done by virtue hereof.

    IN WITNESS WHEREOF, the undersigned have hereunto set their hands this 12th day of December, 1996.

    Richard A. DeWitt, Director   /s/ Richard A. Dewitt


    Donald H. Johnson, Director   /s/ Donald H. Johnson


    Walter T. Jones, Director     /s/ Walter T. Jones


STATE OF MICHIGAN }
                  }SS.
COUNTY OF KENT    }

    I, Patrick J. Hays, a Notary Public in and for the County and State aforesaid, do hereby certify that the above-named Directors, RICHARD A. DE WITT, DONALD H. JOHNSON, and WALTER T. JONES, of AMWAY MUTUAL FUND, INC., known to me and to be the same persons whose names are subscribed to the foregoing instrument, appeared before me this day in person and acknowledged that he executed the same instrument as his free and voluntary act and deed, for the uses and purposes therein set forth.

    IN WITNESS WHEREOF, I have hereto set my hand and notarial seal this 12th day of December, 1996.

    Notarial Seal                          /s/ Patrick J. Hays
                                           -------------------
                                             Patrick J. Hays

                            AMWAY MUTUAL FUND, INC.
                                   FORM N-1A

                                    PART C

                              OTHER INFORMATION


ITEM 25.  Persons Controlled by or under Common Control with Registrant

          Not Applicable.

ITEM 26.  Number of Holders of Securities

          Listed below is the number of Amway Mutual Fund, Inc. common stock shareholders as of December 31, 1996. Common stock with a par value of $1 is the only class of stock issued.

                                             Number of Record
          Title of Class                     Holders
          --------------                     ----------------

          Common Stock                       17,481


ITEM 27.  Indemnification

          Indemnification is covered in Section 9 of the Principal Underwriter Agreement between Amway Mutual Fund, Inc. and Amway Management Company, which is filed as an exhibit hereto. Also, a Joint Directors and Officers Liability Insurance Policy for Amway Management Company, Amway Stock Transfer Co., and Amway Mutual Fund, Inc. is provided by those entities. The Twelfth Article of the Certificate of Incorporation and Article V of the By-Laws of Amway Mutual Fund, Inc., which are filed as an exhibit hereto, provide for indemnification for any person to the extent permitted by law.

ITEM 28.  Business and Other Connections of Investment Adviser.

          Amway Management Company acts as the investment advisor and principal underwriter for Amway Mutual Fund, Inc. and as a servicing agent for the Cash Equivalent Fund.

          Business histories of each Director and Officer of the Investment Adviser of the Registrant has been attached hereto on Pages C-31 through C-37.

          Business histories of the Sub-Adviser for the Registrant and of each of its Directors and Officers have been attached on Pages C-38 through C-39.

ITEM 29.  Principal Underwriter

          (a) The principal underwriter, Amway Management Company, acts as such only for Amway Mutual Fund, Inc. Listed below is the information required pertaining to the individual Directors and Officers of the principal underwriter. There is no other principal underwriter.

                             AMWAY MUTUAL FUND, INC.
                                    FORM N-1A

                                     PART  C

                                OTHER INFORMATION

ITEM 29.  Principal Underwriter (continued)

(b)  Name and Principal     Positions and Office       Position and Offices
     Business Address       With Underwriter           With Registrant
     ------------------     --------------------       --------------------


James J. Rosloniec          Vice President, Treasurer  President, Treasurer
7575 Fulton Street, East    and Director               and Director
Ada, MI  49355-0001

Allan D. Engel              President, Secretary and   Secretary and Assistant
7575 Fulton Street, East    Director                   Treasurer
Ada, MI  49355-7150

(c) Not Applicable.

ITEM 30.  Location of Accounts and Records

          With respect to each account, book, or other document required to be maintained by Section 31(a) of the 1940 Act and the Rules (17 CFR 270.31a-1 to 31a-3) promulgated thereunder, all transfer agent and shareholder records are in the custody and control of Amway Stock Transfer Co., Ada, Michigan, pursuant to the Common Records Agreement Among Amway Mutual Fund, Inc., Amway Management Company, and Amway Stock Transfer Co; all portfolio securities held or in transfer are under the control of the Custodian, Michigan National Bank, Grand Rapids, Michigan; all portfolio security records and brokerage records related thereto are in the custody and control of Amway Management Company, Ada, Michigan, or Ark Asset Management Company, Inc., the Sub-Adviser, pursuant to the Sub-Advisory Agreement; and all remaining records are in the custody and control of Amway Mutual Fund, Inc., Ada, Michigan.

ITEM 31.  Management Services

          Amway Management Company and Amway Stock Transfer Co. have entered into a contract with DST, Inc. which provides access to a data processing recordkeeping system for stockholder accounting. The system provides and supports remote terminal access to DST facilities for the maintenance of stockholder records, processing of information, and the generation of output with respect thereto. Pursuant to this agreement, Amway Management Company or Amway Stock Transfer Co. have paid to DST, including equipment costs, telephone lines, and service fees for the three years ending August 31, 1996, the fiscal year-end, a total of $266,986.78.

                             AMWAY MUTUAL FUND, INC.
                                    FORM N-1A

                                     PART  C

                                OTHER INFORMATION


ITEM 32.  Undertakings

          (a)  Not applicable

          (b)  Not applicable

          (c) Amway Mutual Fund, Inc. undertakes to furnish to each person to whom a prospectus is delivered a copy of the Fund's latest Annual Report to Shareholders, upon request and without charge.

           SCHEDULE RE EDUCATION AND BUSINESS HISTORY - ALLAN D. ENGEL


EDUCATION:

     North High School, Omaha, Nebraska
     Creighton University, Omaha, Nebraska, BSBA 1974
     Creighton University, Omaha, Nebraska, JD 1976

POSITIONS:

     November 1975 to November 1978, Elmer Fox Westheimer & Co., 7171 Mercy Road, Omaha, Nebraska 68106, Certified Public Accountant, Tax-Staff.

     November 1978 to October 1991, Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Manager-Financial Projects.

     December 1980 to April 18, 1988, Amway Management Company, 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

     November 1980 to December 1980, Amway Stock Transfer Co., 7575 East Fulton Road, Ada, Michigan 49355, Assistant Secretary and Assistant Treasurer.

     November 1990 to June 1991, DeVos Foundation, 7575 East Fulton Road, Ada, Michigan 49355, Assistant Treasurer.

     December 1986 to December 1994, Amway Corporation Hourly Employees' Pension Plan, 7575 East Fulton Road, Ada, Michigan 49355, Trustee.

     January 1993 to September 1994, Eastbank Corp., 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

     December 1991 to December 1995, Peter Island Hotel, Inc., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, owns and operates Peter Island Yacht Club, Secretary and Assistant Treasurer.

     December 1980 continuing, Amway Stock Transfer Co., 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

     December 1980 continuing, Amway Mutual Fund, Inc., 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

     March 1984 continuing, Amway Mutual Fund, Inc. 7575 East Fulton Road, Ada, Michigan 49355, Director.

     April 18, 1988 continuing, Amway Management Company, 7575 East Fulton Road, Ada, Michigan 49355, President, Secretary and Director.

     October 1991 continuing, Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Senior Manager-Investments & Real Estate.

     December 1991 continuing, Amway Capital Corp., 7575 East Fulton Road, Ada, Michgian 49355, Secretary and Assistant Treasurer.

           SCHEDULE RE BUSINESS AND EDUCATION HISTORY - ALLAN D. ENGEL

                                       -2-


     December 1991 continuing, Amway Grand Plaza Association, c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

     December 1991 continuing, Amway Hotel Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

     December 1991 continuing, Amway Properties Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Ada, Michigan 49355, Secretary and Assistant Treasurer.

     December 1991 continuing, H.I., Inc., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

     December 1991 continuing, Ja-Ri Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

     December 1991 continuing, Peter Island Estate Ltd., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, owns and operates Peter Island Yacht Club, Secretary and Assistant Treasurer.

     December 1991 continuing, Ultimate Marketing Corp., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

     December 1991 continuing, Amway Stock Transfer Co., 7575 East Fulton Road, Ada, Michigan 49355, Director.

     November 1992 continuing, Amway Export VA, Co., 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

     November 1992 continuing, Amway Real Estate Corp., 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

     December 1992 continuing, Jay and Betty Van Andel Foundation, c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

     January 1993 continuing, Meadowbrooke Corp., 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

     January 1993 continuing, Auric Corp., 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

     April 1993 continuing, Emerald Maritime Service, Inc., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

     April 1993 continuing, Enterprise Inc., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Secretary and Assistant Treasurer.

     September 1994 continuing, Plaza Towers Corp., 7575 East Fulton Road, Ada, Michigan 49355, Vice President, Secretary, and Director.

           SCHEDULE RE BUSINESS AND EDUCATION HISTORY - ALLAN D. ENGEL

                                       -3-

     May 1995 continuing, Aviation, Inc., 7575 East Fulton Road, Ada, Michigan 49355, Secretary, Assistant Treasurer and Director.

     May 1995 continuing, Magic Carpet Aviation, 7575 East Fulton Road, Ada, Michigan 49355, Secretary, Assistant Treasurer and Director.

     September 1995 continuing, Amway Grand Plaza Association, c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Director.

     September 1995 continuing, Amway Properties Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Director.

     September 1995 continuing, Amway Real Estate Corp., 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Director.

     September 1995 continuing, Auric Corp., 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Director.

     September 1995 continuing, Aviation, Inc., 7575 East Fulton Road, Ada, Michigan 49355, Vice President.

     September 1995 continuing, Emerald Maritime Service, Inc., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Director.

     September 1995 continuing, Enterprise, Inc., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Director..

     September 1995 continuing, Magic Carpet Aviation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President.

     September 1995 continuing, Meadowbrooke Corp., 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Director.

     September 1995 continuing, Peter Island Estate Ltd., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, owns and operates Peter Island Yacht Club, Vice President and Director.

     September 1995 continuing, Ultimate Marketing Corp., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Director.

     September 1996, continuing, Amway Mutual Fund, Inc., 7575 East Fulton Road, Ada, Michigan 49355, Vice-President, Secretary and Assistant Treasurer.

         SCHEDULE RE BUSINESS AND EDUCATION HISTORY - JAMES J. ROSLONIEC

EDUCATION:

     Catholic Central High School, Grand Rapids, Michigan
     Davenport College, Grand Rapids, Michigan, AS Degree 1965
     Central Michigan University, Mt. Pleasant, Michigan, BS Degree 1968

POSITIONS:

     1968-1970    Staff Member of C.H. Vannatter, CPA, Grand Rapids, Michigan

     1970-1972    Senior Internal Auditor of Gulf & Western Industries, Inc.,
                  Grand Rapids, Michigan

     1972-1974    Controller of Furniture City Manufacturing (a Gulf & Western
                  subsidiary), Grand Rapids, Michigan

     1974-1979    Manager of Internal Audit of Amway Corporation, Ada, Michigan

     1979-1991    Vice President-Finance and Treasurer of Amway Corporation,
                  Ada, Michigan

     1991-Present Vice President-Audit and Control of Amway Corporation, Ada,
                  Michigan

     December 8, 1980 to March 22, 1984, Amway Management Company, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Treasurer.

     December 8, 1980 to March 22, 1984, Amway Stock Transfer Co., 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Treasurer.

     December 8, 1980 to March 22, 1984, Amway Mutual Fund, Inc., 7575 East Fulton Road, Ada, Michigan 49355, open-end investment company, President and Treasurer.

     January 13, 1993 to September 28, 1994, Eastbank Corp., c/o Amway Corporation 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Treasurer.

     March 23, 1984 to April 18, 1988, Amway Management Company, 7575 East Fulton Road, Ada, Michigan 49355, President, Treasurer, and Director.

     June 9, 1978 continuing, Amway Stock Transfer Co, 7575 East Fulton Road, Ada, Michigan 49355, President, Treasurer, and Director.

     November 16, 1979 continuing, Amway Hotel Corporation, 7575 East Fulton Road, Ada, Michigan 49355, owns all issued and outstanding stock of Pantlind Hotel Company, Vice President and Treasurer.

     November 16, 1979 continuing, Amway Properties Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Treasurer.

         SCHEDULE RE BUSINESS AND EDUCATION HISTORY - JAMES J. ROSLONIEC

     November 16, 1979 continuing, Ja-Ri Corporation, 7575 East Fulton Road, Ada, Michigan 49355, sale of food supplements and real estate holding company, Treasurer.


     November 16, 1979 continuing, Peter Island Estate Ltd., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, owns and operates Peter Island Yacht Club, Vice President and Treasurer.

     November 16, 1979 continuing, Peter Island Hotel, Inc., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Treasurer.

     June 2, 1980 continuing, Enterprise, Inc., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Treasurer.

     June 5, 1980 continuing, Emerald Maritime Service, Inc., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Treasurer.

     September 18, 1980 continuing, Amway Grand Plaza Association, c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Treasurer.

     March 22, 1984 continuing, Amway Mutual Fund, Inc., 7575 East Fulton Road, Ada, Michigan 49355, open-end investment company, President, Treasurer, and Director.

     January 27, 1986 continuing, Ultimate Marketing Corp., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Treasurer.

     January 18, 1988 continuing, Amway Capital Corporation, c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Treasurer.

     September 18, 1989 continuing, H.I., Inc., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michgian 49355, Vice President and Treasurer.

     May 15, 1990 continuing, Amway Environmental Foundation, c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Treasurer.

     December 13, 1991 continuing, Ja-Ri Corporation, c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President

     August 31, 1992 continuing, Amway Export DV, Co., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michgian 49355, Treasurer.

     November 12, 1992 continuing, Amway Export VA, Co., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President, Treasurer and Director.

     November 23, 1992 continuing, Amway Real Estate Corp., 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Treasurer.

     December 11, 1992 continuing, Jay and Betty Van Andel Foundation, c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Treasurer.

         SCHEDULE RE BUSINESS AND EDUCATION HISTORY - JAMES J. ROSLONIEC

     January 13, 1993 continuing, Auric Corp., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Vice President and Treasurer.

     January 13, 1993 continuing, Meadowbrooke Corp., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan, Vice President and Treasurer.

     September 28, 1994 continuing, Eastbank Corp., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, President, Treasurer, and Director.

     May 2, 1995 continuing, Aviation, Inc., 7575 East Fulton Road, Ada, Michigan 49355, Treasurer.

     May 2, 1995 continuing, Magic Carpet Aviation, Inc., 7575 East Fulton Road, Ada, Michigan 49355, Treasurer.

     September 1, 1995 continuing, Amway Grand Plaza Association, c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, President and Director.

     September 1, 1995 continuing, Amway Hotel Corporation, 7575 East Fulton Road, Ada, Michigan 49355, Director.

     September 1, 1995 continuing, Amway Properties Corporation, 7575 East Fulton Road, Ada, Michigan 49355, President.

     September 1, 1995 continuing, Amway Real Estate Corp., 7575 East Fulton Road, Ada, Michigan 49355, President and Director.

     September 1, 1995 continuing, Auric Corp., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, President and Director.

     September 1, 1995 continuing, Aviation, Inc., 7575 East Fulton Road, Ada, Michigan 49355, President and Director.

     September 1, 1995 continuing, Emerald Maritime Service, Inc., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, President and Director.


     September 1, 1995 continuing, Enterprise, Inc., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, President and Director.

     September 1, 1995 continuing, Magic Carpet Aviation, Inc., 7575 East Fulton Road, Ada, Michigan 49355, President and Director.

     September 1, 1995 continuing, Meadowbrooke Corp., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, President and Director.

     September 1, 1995 continuing, Peter Island Estate Ltd., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, President and Director.

     September 1, 1995 continuing, Ultimate Marketing Corp., c/o Amway Corporation, 7575 East Fulton Road, Ada, Michigan 49355, President and Director.

         SCHEDULE RE BUSINESS AND EDUCATION HISTORY - JAMES J. ROSLONIEC

PROFESSIONAL ACTIVITIES:

     Member of Advisory Board to the Dean of Business Administration, Central Michigan University

     Board of Directors of the American Cancer Society, Kent County Unit

     Chairman of Development Task Force with American Cancer Society - Michigan Division

     Member of Advisory Board to the Accounting School, Grand Valley State University

     Board of Directors of the Protection Mutual Insurance Co.

     Member of Board at Blythefield Country Club.

                         ARK ASSET MANAGEMENT CO., INC.
              GROWTH-AT-A-REASONABLE PRICE (GARP) TEAM BIOGRAPHIES

CLIENT COMMUNICATIONS

Joseph P. Scanlon, Jr., Managing Director
B.S., M.B.A., Graduate Assistant-Economics, St John's University (1973)
Managing Director, Equity Portfolio Management Services, Ark Asset management Co., Inc. (1989-Present)
Senior Vice President, Lehman management Co., Inc. (1983-1989)
Vice President, Director of New Business/Client Servicing, Institutional Investment Division, Citibank (1978-1982)
Vice President, Director of Marketing, Asset Management Division, Loeb Rhoades & Co., Inc. (1974-1978)

PORTFOLIO MANAGERS

C. Charles Hetzel, CFA, Vice-Chairman
B.S., University of Utah (1963)
M.B.A., Columbia Graduate School of Business Admin. (1965)
Vice-Chairman, Ark Asset Management Co., Inc. (1989-Present)
Vice-Chairman, Lehman Management Co., Inc. (1985-1989)
President, The Lehman Corporation
Vice-Chairman, The Lehman Investors Fund, Inc. (1984-1985)
Executive Vice President & Director, Lehman Management Co., Inc. (1974-1984) Managing Director, Lehman Brothers, Executive Vice President & Director, The One William Street Fund (1973-1984)
Vice President & Director of Research, The Lehman Corporation (1970-1973) Security Analyst, The Lehman Corporation (1965-1970)

John E. Bailey, CFA, Managing Director
B.A., University of Pennsylvania (1973-1976)
M.B.A., Harvard Business School (1978-1980)
Managing Director, Ark Asset Asset Management Co., Inc. (1993-Present) Equity Portfolio Manager, Managing Partner (Pasadena Office), Loomis, Sayles (1984-1993)
Equity Portfolio Manager, First Pacific Advisors (1980-1983)
Lending Representative, National Bank of North America (1976-1978)

                         ARK ASSET MANAGEMENT CO., INC.
              GROWTH-AT-A-REASONABLE PRICE (GARP) TEAM BIOGRAPHIES

                                       -2-

PORTFOLIO MANAGERS

Steven M. Steiner, Managing Director
B.S., Pennsylvania State University (1965)
M.B.A., Northwestern Graduate School of Management (1966)
Managing Director, Ark Asset Management Co., Inc. (1990-Present)
Managing Director, Equitable Capital management Corp. (1986-1990)
Managing Director, Equitable Investment Management Corp. (1981-1986) Portfolio Manager, Neuberger & Berman (1981)
Vice President, Equitable Life (1969-1980)
1st Lieutenant, U.S. Army (1966-1968)

William G. Steuernagel, CFA, Managing Director
B.S., M.B.A., Boston University (1972)
Managing Director, Ark Asset Management Co., Inc. (1993-Present)
Senior Manager & Portfolio Manager, Ark Asset Management Co., Inc. (1989-1993) First Vice President & Analyst/Portfolio Manager, Lehman Management Co., Inc. (1988-1989)
Vice President & Analyst/Portfolio Manager, Butler Capital (1987-1988)
First Vice President & Security Analyst, Lehman Management Co., Inc. (1983-1987) Senior Investment Officer, Mellon Bank East (1972-1983)

James G. Pontone, Senior Manager
B.A., Skidmore College (1982)
M.B.A., New York University, Stern School of Business (1989)
Portfolio Manager, Ark Asset Management Co., Inc. (1995-Present)
Portfolio Manager/Analyst, Mitchell Hutchins Institutional Investors (1994) Vice President, Mitchell Hutchins Institutional Investors (1992-1994) Associate, Morgan Stanley Asset Management (1991-1992)
Assistant Trader, Spear, Leeds & Kellogg, Inc. (1986-1987)
Investment Executive, Paine Webber, Inc. (1985-1986)
Registered Representative, Merrill Lynch & Co. (1983-1985)

                             AMWAY MUTUAL FUND, INC.
                                    FORM N-1A

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 485(b) Under the Securities Act of 1933, and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized in the Township of Ada, and State of Michigan, on the day of March 5, 1997.

________________________________________________________________________________

                                             AMWAY MUTUAL FUND, INC.
________________________________________________________________________________

                                          By /s/ James J. Rosloniec
                                             ----------------------
                                             JAMES J. ROSLONIEC
                                             President
________________________________________________________________________________
    Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:
________________________________________________________________________________
 Signature                          Title and Capacity         Date
________________________________________________________________________________

/s/ James J. Rosloniec             Principal Executive and    March 5, 1997
    ------------------             Financial Officer and
    JAMES J. ROSLONIEC             Director


/s/ Allan D. Engel                 Principal Accounting       March 5, 1997
    ------------------             Officer and Director
    ALLAN D. ENGEL


RICHARD A. DEWITT                  Director

DONALD H. JOHNSON                  Director

WALTER T. JONES                    Director


By  /s/ James J. Rosloniec                                   March 5, 1997
    ----------------------
     JAMES J. ROSLONIEC
     (Attorney-in-Fact)